Exhibit 99.1



貝殼控股有限公司
KE Holdings Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2423



2025
Interim Report

Contents



KEY ACHIEVEMENTS

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

- **Gross transaction value (GTV)**[1] was RMB1,722.4 billion for the six months ended June 30, 2025, representing an increase of 17.3% from RMB1,468.9 billion in the same period of 2024. **GTV of existing home transactions** was RMB1,163.8 billion for the six months ended June 30, 2025, representing an increase of 13.7% from RMB1,023.8 billion in the same period of 2024. **GTV of new home transactions** was RMB487.6 billion for the six months ended June 30, 2025, representing an increase of 26.0% from RMB387.1 billion in the same period of 2024.

- **Net revenues** were RMB49.3 billion for the six months ended June 30, 2025, representing an increase of 24.1% from RMB39.7 billion in the same period of 2024.

- **Net income** was RMB2,162 million for the six months ended June 30, 2025, compared to RMB2,333 million in the same period of 2024. **Adjusted net income**[2] was RMB3,214 million for the six months ended June 30, 2025, compared to RMB4,086 million in the same period of 2024.

- **Number of stores** was 60,546 as of June 30, 2025, a 31.8% increase from 45,948 as of June 30, 2024. **Number of active stores**[3] was 58,664 as of June 30, 2025, a 32.1% increase from 44,423 as of June 30, 2024.

- **Number of agents** was 557,974 as of June 30, 2025, a 21.6% increase from 458,690 as of June 30, 2024. **Number of active agents**[4] was 491,573 as of June 30, 2025, a 19.5% increase from 411,478 as of June 30, 2024.

- **Mobile monthly active users (MAU)**[5] averaged 48.7 million for the three months ended June 30, 2025, compared to 49.7 million for the three months ended June 30, 2024.

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1   GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2   Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP financial measures" for details.

3   Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4   "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5   "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2025, the total volume of residential housing transactions in China's real estate market remained stable. In the first quarter, the market carried forward the momentum from the end of 2024. In the second quarter, the market entered a period of adjustment, weighed down by international trade frictions and other adverse factors, while the impact of supportive policies also diminished. In the first half of 2025, the continuous expansion of *Beike* platform's agent and store network, along with refined operations, expanded cooperation models, and the advancement of ecosystem governance, drove our existing home and new home businesses to deliver results that outperformed the market. Meanwhile, our home renovation and furnishing services and home rental services both achieved high-quality growth. Net revenues from non-housing transaction services accounted for over 38% of our total net revenues in the first half of 2025, highlighting our diversified growth drivers. We also consistently enhanced shareholder returns, optimized our capital structure, and improved capital operational efficiency, creating and steadily increasing long-term value for our shareholders.

Existing Home Transaction Services

In the first half of 2025, driven by the continuing expansion of our platform network and the deepening of operational initiatives, along with the sustained structural growth of China's existing home market, the proportion of existing home sales on our platform further increased to over 75% of total home transaction orders.

We remained committed to expanding our ecosystem of real estate brokerage brands, high-quality stores, and agents, while strengthening its operations and empowerment. In the first half of 2025, multiple national and local large- and medium-sized real estate brokerage brands joined our network. As of June 30, 2025, the number of active stores on our platform reached 58,664, an increase of more than 32% year over year, and the number of active agents was 491,573, up over 19% year over year.

We continued to deepen and refine our operations, leveraging our scientific management system, management initiatives, platform-based mechanisms, and AI-driven technological applications to improve agent productivity. We also strengthened agents' capabilities in maintaining home listings through initiatives like home maintenance scores and high-quality home products and focused sell-through to improve transaction conversion rates. At the same time, we implemented a series of measures to strengthen cooperative engagement in the network, which enhanced efficiency of matching and transaction. These measures included embedding competitive dynamics into our stores' scientific management system, deepening the operation of co-governance councils, store points-based incentive program, and designating quality-and-efficiency business districts.

BUSINESS REVIEW AND OUTLOOK

New Home Transaction Services

In the first half of 2025, our new home transaction services continued to significantly outperform the industry.

On the projects supply front, the supply of our cooperative projects remained stable, and we enhanced refined management of new home projects through our AI agent "Qianji," revitalizing more inventory projects.

On the customer side, we strengthened business synergies and refined operations, while launching the new home AI assistant "Qianzhi" for agents. It helps agents effectively activate new home clients, reduces the difficulty of matching clients with new home projects, and enhances agents' new home sales capabilities.

Home Renovation and Furnishing Services

In the first half of 2025, we focused on enhancing the product competitiveness and delivery capabilities, while improving operations, driving high-quality growth in our home renovation and furnishing services, with a 16.5% year-over-year increase in net revenues to RMB7.5 billion for the first half of 2025. In the second quarter, the contribution margin for home renovation and furnishing services reached 32.1%. At the city level, the business was profitable before deducting headquarters expenses, with the unit economics in core cities showing significant improvement.

In terms of product capabilities, we systematically analyzed and extracted customers' core housing needs at different life stages based on customer data insights. Aided by master designs and development, we launched home renovation modules that are flexibly configurable and rapidly upgradable. By combining these modules with designer adjustments, we offer customers one-stop home renovation solutions. In the first half of this year, we also piloted model showrooms adjacent to our contract signing service centers, featuring productized model homes based on master designs. These showrooms display modular living spaces to customers with a tangible experience, facilitate cross-selling with our brokerage services, and allow us to explore new models for home renovation products.

In the first half of 2025, our supply chain's centralized procurement capabilities improved significantly. Based on our customer insights, we streamlined partner brand selection and SKUs for our supply chain. As a result, the centralized procurement rate for primary and auxiliary materials increased substantially in the second quarter, while unit purchase prices declined.

To enhance our delivery system, we focused on the professionalization of project managers. We identified over 2,600 high-quality project managers on our platform and improved their efficiency and elevated customer experience by initiatives including optimizing order dispatching rules and focusing on residential communities in key business districts.

Home Rental Services

In the first half of 2025, our home rental services sustained rapid growth. As of the end of June 2025, home units under our management exceeded 590,000, an increase of more than 88% year over year. Net revenues from home rental services exceeded RMB10.7 billion in the first half of the year, representing an 85% year-over-year increase. In the second quarter, the contribution margin for home rental services reached 8.4%, up 2.5 percentage points year over year.

We continued to iterate our product portfolio to meet homeowners' varied needs regarding vacancy periods and revenue, balancing risks and returns while expanding the scale of our business. Meanwhile, we established quality-driven lead allocation rules with an emphasis on refining operations of key projects to achieve precise property acquisition and efficient leasing, thereby driving a virtuous cycle of quality, scale, and efficiency.

We are leveraging AI to reconstruct our business processes and operational workflows. Across various business areas such as property signup, leasing, property management, and inventory management, we trialed AI-led strategy enhancements and operational support, driving improvements in agent productivity and leasing turnover rates in pilot regions. On the customer service front, we established an intelligent service system where AI assistants offer homeowners and tenants 24/7 online support, delivering timely responses and standardized service, resulting in a high rate of online resolution of customer needs and an improved customer experience.

Additionally, in the first half of 2025, personnel productivity of home rental services saw notable improvements. As of June 30, 2025, the average number of units managed per property manager increased significantly year over year, while the average number of units leased per property manager in June this year also registered substantial year-over-year growth.

Beihaojia

In the first half of 2025, we continued to provide end-to-end comprehensive services for our partners including real estate developers by leveraging C2M (Customer to Manufacturer) for precise product positioning and design, combined with integrated online-offline marketing services for efficient customer acquisition. Notably, we made considerable progress in building capabilities for price and unit mix forecasting. On price forecasting, our systematic modeling reduces the effects of structural and subjective factors, making prices comparable across different segments and time periods. This helps developers achieve accurate pricing across regions and cycles with a high degree of model accuracy. Our unit mix forecasting, based on modeling potential customer behavior, historical data, and other inputs, has shown a consistently rising forecast success rate in sample simulations. Our customer insight capabilities allow us to accurately identify and profile potential customers for specific geographical areas and housing projects and predict high-purchase-intent customers, helping developers with precise positioning and optimization of new home products.



BUSINESS REVIEW AND OUTLOOK

BUSINESS OUTLOOK

China's real estate industry is currently at a critical stage of accelerating transformation, with consumers' demand for "better living" continually rising. As a result, the growth focus of our housing transaction services will shift from scale to efficiency to foster more sustainable growth over the long term. Additionally, the business models and capabilities of our home renovation and furnishing and home rental services will be fueled by continuous innovation in business model, product, and technology. Through scientific and in-depth approach to management and operations, we are forging an organization that can constantly evolve and create new value. Going forward, we will promote a positive cycle of quality, scale, and efficiency to drive synergies across our businesses, achieving sustainable development and strengthening our organization's long-term competitiveness.

SHAREHOLDER RETURNS

While achieving robust performance, we also placed a high priority on shareholder returns, further improving capital allocation and amplifying capital operational efficiency. In the first half of 2025, we have allocated approximately US$394 million to our Share Repurchase Program (as defined below), repurchasing a total number of ADSs that represents approximately 1.7% of our total issued shares by the end of 2024. Cumulatively, since the launch of our Share Repurchase Program in September 2022 and up to the end of June 2025, we have repurchased around US$2.02 billion worth of ADSs, which represents approximately 10.3% of the Company's total issued shares prior to the launch of the Share Repurchase Program. These repurchased Class A ordinary shares, represented by ADSs, have been fully cancelled.

Additionally, on August 26, 2025, the Board has approved the upsizing and extension of our existing Share Repurchase Program. The repurchase authorization has been increased from US$3 billion to US$5 billion, and the program's duration has been extended to August 31, 2028. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholder return initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our ESG rating has been upgraded from "BBB" to "A" in the latest assessment by Morgan Stanley Capital International since February 2025, achieving a leap for the second consecutive year and reflecting the market's high-level recognition for and confidence in the effectiveness of our ESG management.

Leveraging enhanced digital capabilities, we have achieved significant improvements in the availability and accuracy of greenhouse gas (GHG) emissions data. To more comprehensively and accurately reflect our baseline emissions, we have updated our base year and emissions reduction targets: we aim to achieve carbon neutrality in our own operations (Scope 1 and 2) by no later than 2030, and reduce the value chain carbon emissions intensity (Scope 3) by 30% in 2030 from 2024 as the base year.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATION

NET REVENUES

Net revenues increased by 24.1% to RMB49.3 billion for the six months ended June 30, 2025 from RMB39.7 billion in the same period of 2024, primarily attributable to the increase of GTV and the expansion of our home renovation and furnishing and home rental business. Total GTV increased by 17.3% to RMB1,722.4 billion for the six months ended June 30, 2025, from RMB1,468.9 billion in the same period of 2024, primarily attributable to the Company's enhanced coverage capabilities.

- **Net revenues from existing home transaction services** increased by 4.0% to RMB13.6 billion for the six months ended June 30, 2025, compared to RMB13.1 billion in the same period of 2024, primarily due to a 13.7% increase in GTV of existing home transactions to RMB1,163.8 billion for the six months ended June 30, 2025, from RMB1,023.8 billion in the same period of 2024. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a higher contribution from GTV of existing home transactions served by connected agents on the Company's platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while for GTV served by *Lianjia* agents is recorded on a gross basis.

  Among that, **(i) commission revenue** increased by 3.1% to RMB10.9 billion for the six months ended June 30, 2025, from RMB10.6 billion in the same period of 2024, primarily due to an increase in GTV of existing home transactions served by *Lianjia* stores of 5.4% to RMB434.5 billion for the six months ended June 30, 2025, from RMB412.4 billion in the same period of 2024; and

  (ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company's platform, increased by 8.0% to RMB2.7 billion for the six months ended June 30, 2025, from RMB2.5 billion in the same period of 2024, mainly due to a 19.3% increase of GTV of existing home transactions served by connected agents on the Company's platform to RMB729.3 billion for the six months ended June 30, 2025, from RMB611.5 billion in the same period of 2024, partially offset by incentive-based reductions in platform service and franchise service fees for connected stores.

- **Net revenues from new home transaction services** increased by 29.9% to RMB16.7 billion for the six months ended June 30, 2025, from RMB12.9 billion in the same period of 2024, primarily due to the increase of GTV of new home transactions of 26.0% to RMB487.6 billion for the six months ended June 30, 2025, from RMB387.1 billion in the same period of 2024. Among that, the GTV of new home transactions facilitated on the *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 27.5% to RMB400.2 billion for the six months ended June 30, 2025, from RMB313.8 billion in the same period of 2024, while the GTV of new home transactions served by *Lianjia* brand increased by 19.3% to RMB87.4 billion for the six months ended June 30, 2025, from RMB73.3 billion in the same period of 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

- **Net revenues from home renovation and furnishing** increased by 16.5% to RMB7.5 billion for the six months ended June 30, 2025 from RMB6.4 billion in the same period of 2024, primarily attributable to the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business.

- **Net revenues from home rental services** increased by 85.2% to RMB10.8 billion for the six months ended June 30, 2025, from RMB5.8 billion in the same period of 2024, primarily attributable to the increase of the number of rental units under the *Carefree Rent* model.

- **Net revenues from emerging and other services** were RMB0.8 billion for the six months ended June 30, 2025, compared to RMB1.6 billion in the same period of 2024.

COST OF REVENUES

Total cost of revenues increased by 33.4% to RMB38.8 billion for the six months ended June 30, 2025, from RMB29.1 billion in the same period of 2024.

- **Commission – split.** The Company's cost of revenues for commissions to connected agents and other sales channels was RMB11.6 billion for the six months ended June 30, 2025, compared to RMB8.9 billion in the same period of 2024, primarily due to the increase in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2025 compared with the same period of 2024.

- **Commission and compensation – internal.** The Company's cost of revenues for internal commission and compensation was RMB9.5 billion for the six months ended June 30, 2025, compared to RMB8.1 billion in the same period of 2024, primarily due to the increase in the GTV of exiting home and new home transactions facilitated through *Lianjia* agents and the increase in fixed compensation costs mainly driven by the increased number of *Lianjia* agents and improved benefits for them.

- **Cost of home renovation and furnishing.** The Company's cost of revenues for home renovation and furnishing was RMB5.1 billion for the six months ended June 30, 2025, compared to RMB4.4 billion in the same period of 2024, which was in line with net revenues from home renovation and furnishing.

- **Cost of home rental services.** The Company's cost of revenues for home rental services which mainly consists of variable cost, increased by 81.4% to RMB9.9 billion for the six months ended June 30, 2025 from RMB5.5 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services.

- **Cost related to stores.** The Company's cost related to stores was RMB1.5 billion for the six months ended June 30, 2025, compared to RMB1.4 billion in the same period of 2024, mainly due to the increased number of *Lianjia* stores for the six months ended June 30, 2025 compared to the same period of 2024.

- **Other costs.** The Company's other costs increased by 27.6% to RMB1.1 billion for the six months ended June 30, 2025, from RMB0.9 billion in the same period of 2024, mainly due to an increase in provision and funding costs of financial services, business taxes and surcharges along with the increase of net revenues, and the increase of operational technical service costs.

GROSS PROFIT

Gross profit was RMB10.5 billion for the six months ended June 30, 2025 relatively flat compared with RMB10.6 billion in the same period of 2024. **Gross margin** was 21.3% for the six months ended June 30, 2025, compared to 26.8% in the same period of 2024. The decrease in gross margin was mainly due to: a) a lower proportion of net revenues contributed from existing home transaction services with a higher contribution margin level than other main revenue streams, and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

INCOME FROM OPERATIONS

Total operating expenses increased by 3.0% to RMB8.9 billion for the six months ended June 30, 2025 from RMB8.6 billion in the same period of 2024.

- **General and administrative expenses** decreased by 3.5% to RMB4.0 billion for the six months ended June 30, 2025 from RMB4.1 billion in the same period of 2024, mainly due to the decrease in share-based compensation expenses.

- **Sales and marketing expenses** increased by 4.7% to RMB3.7 billion for the six months ended June 30, 2025, from RMB3.5 billion in the same period of 2024, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services in line with the growth of net revenues from home renovation and furnishing for the six months ended June 30, 2025 compared to the same period of 2024.

- **Research and development expenses** increased by 25.2% to RMB1.2 billion for the six months ended June 30, 2025, from RMB1.0 billion in the same period of 2024, mainly due to the increased headcount of research and development personnel and the increased technical service expenses for the six months ended June 30, 2025 compared to the same period of 2024.



MANAGEMENT DISCUSSION AND ANALYSIS

Income from operations was RMB1.7 billion for the six months ended June 30, 2025, compared to RMB2.0 billion in the same period of 2024. **Operating margin** was 3.3% for the six months ended June 30, 2025, compared to 5.1% in the same period of 2024, primarily due to the decreased gross profit margin, which was partially offset by the improved operating leverage.

Adjusted income from operations[6] was RMB2.8 billion for the six months ended June 30, 2025, compared to RMB3.8 billion in the same period of 2024. **Adjusted operating margin**[7] was 5.6% for the six months ended June 30, 2025, compared to 9.5% in the same period of 2024. **Adjusted EBITDA**[8] was RMB4.0 billion for the six months ended June 30, 2025, compared to RMB5.0 billion in the same period of 2024.

NET INCOME

Net income was RMB2.2 billion for the six months ended June 30, 2025, compared to RMB2.3 billion in the same period of 2024.

Adjusted net income was RMB3.2 billion for the six months ended June 30, 2025, compared to RMB4.1 billion in the same period of 2024.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business.

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6   Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP financial measures" for details.

7   Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled "Management discussion and analysis – Use of Non-GAAP financial measures" for details.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders** is defined as net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. **Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders** is defined as adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the Reporting Period and up to the Latest Practicable Date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2025, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB53.1 billion, compared to RMB61.6 billion as of December 31, 2024. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	(3,139,058)	1,996,092
Net cash provided by (used in) investing activities	7,950,492	(6,843,593)
Net cash used in financing activities	(5,920,964)	(3,515,468)
Effect of exchange rate change on cash, cash equivalents and restricted cash	40,690	32,161
Net decrease in cash and cash equivalents and restricted cash	(1,068,840)	(8,330,808)
Cash, cash equivalents and restricted cash at the beginning of the period	20,301,414	25,857,461
Cash, cash equivalents and restricted cash at the end of the period	19,232,574	17,526,653

MANAGEMENT DISCUSSION AND ANALYSIS

INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of June 30, 2025 RMB (in thousands) (unaudited)	As of December 31, 2024 RMB
Current:		
Short-term borrowings	200,676	288,280
Lease liabilities	12,956,051	13,729,701
Sub-total	**13,156,727**	14,017,981
Non-current:		
Lease liabilities	8,756,664	8,636,770
Long-term borrowings	56,625	–
Sub-total	**8,813,289**	8,636,770
Total	**21,970,016**	22,654,751

Except as disclosed herein, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2025.

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2025.

PLEDGE OF ASSETS

As of June 30, 2025, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,081 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of June 30, 2025.

GEARING RATIO

As of June 30, 2025, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 44.3% (as of December 31, 2024: 46.3%).

FOREIGN EXCHANGE EXPOSURE

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollars was approximately 1.9% for the six months ended June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. Our short-term and long-term investments are mostly held in interest-bearing time deposits and wealth management products. As of June 30, 2025, our bank loans were primarily denominated in RMB, among which approximately RMB169.3 million were at fixed interest rates, and approximately RMB88.0 million were at floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

MANAGEMENT DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Our capital expenditures were RMB482 million for the six months ended June 30, 2025. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i) as of June 30, 2025, we have payment obligations totaling RMB449.8 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii) other obligations and commitments.

The following table sets forth our contractual obligations as of June 30, 2025:

	Total	Remainder of 2025	2026	2027	2028	2029	Thereafter
			(RMB in thousands)				
Short-term and long-term borrowings	257,301	83,283	117,393	56,625	–	–	–
Operating lease commitments	1,079,490	121,406	308,638	267,028	190,715	121,338	70,365
Lease liability obligations	22,318,504	8,123,867	8,191,974	3,330,476	1,265,841	668,275	738,071
Capital commitments	222,051	37,008	74,017	74,017	37,009	–	–
Investment commitments	158,100	158,100	–	–	–	–	–
Purchase of services	1,627	1,627	–	–	–	–	–

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2025.

MANAGEMENT DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers' default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

EMPLOYEES AND REMUNERATION

As of June 30, 2025, we had a total of 131,881 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2025:

Function	Number of employees
Agents and supporting staff	106,541
Platform operation	6,370
Research and development	2,295
Business development, sales and marketing	6,291
Administration and management	10,384
Total	**131,881**

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. As of the Latest Practicable Date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.



REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 85, which comprises the interim condensed consolidated balance sheets of KE Holdings Inc. (the "Company") and its subsidiaries (together, the "Group") as of June 30, 2025 and the interim condensed consolidated statements of comprehensive income, the interim condensed consolidated statements of changes in shareholders' equity and the interim condensed consolidated statements of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 26, 2025

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2025 RMB Unaudited	As of December 31, 2024 RMB Audited
ASSETS			
Current assets:			
Cash and cash equivalents	4	**11,115,936**	11,442,965
Restricted cash	4	**8,116,638**	8,858,449
Short-term investments	5	**33,863,827**	41,317,700
Financing receivables, net of allowance for credit losses of RMB164,579 and RMB147,330 as of June 30, 2025 and December 31, 2024, respectively	8	**1,930,095**	2,835,527
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,693,036 and RMB1,636,163 as of June 30, 2025 and December 31, 2024, respectively	7	**4,516,205**	5,497,989
Amounts due from and prepayments to related parties	26	**388,962**	379,218
Loan receivables from related parties	26	**222,989**	18,797
Prepayments, receivables and other assets	6	**7,603,582**	6,252,700
Total current assets		**67,758,234**	76,603,345
Non-current assets:			
Property, plant and equipment, net	9	**2,413,707**	2,400,211
Right-of-use assets	11	**23,126,982**	23,366,879
Long-term investments, net	12	**23,458,114**	23,790,106
Intangible assets, net	10	**790,699**	857,635
Goodwill	13	**4,749,229**	4,777,420
Long-term loan receivables from related parties	26	**26,471**	131,410
Other non-current assets	6	**1,367,607**	1,222,277
Total non-current assets		**55,932,809**	56,545,938
TOTAL ASSETS		**123,691,043**	133,149,283

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2025 RMB Unaudited	As of December 31, 2024 RMB Audited
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB63,594 and RMB66,266 as of June 30, 2025 and December 31, 2024, respectively)	16	7,103,777	9,492,629
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB295 and RMB322 as of June 30, 2025 and December 31, 2024, respectively)	26	419,751	391,446
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB352,875 and RMB374,213 as of June 30, 2025 and December 31, 2024, respectively)		5,296,372	8,414,472
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,201,944 and RMB4,141,792 as of June 30, 2025 and December 31, 2024, respectively)		5,601,762	6,078,623
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,382 and RMB35,277 as of June 30, 2025 and December 31, 2024, respectively)		496,399	1,028,735
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2025 and December 31, 2024, respectively)	14	200,676	288,280
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB166 and RMB369 as of June 30, 2025 and December 31, 2024, respectively)	11	12,956,051	13,729,701
Contract liabilities and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,012 and RMB2,785 as of June 30, 2025 and December 31, 2024, respectively)	15	6,213,306	6,051,867
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB198,383 and RMB210,085 as of June 30, 2025 and December 31, 2024, respectively)	17	7,429,911	7,268,505
Total current liabilities		**45,718,005**	52,744,258

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2025 RMB Unaudited	As of December 31, 2024 RMB Audited
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,374 and RMB2,374 as of June 30, 2025 and December 31, 2024, respectively)		317,697	317,697
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB307 and RMB452 as of June 30, 2025 and December 31, 2024, respectively)	11	8,756,664	8,636,770
Long-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2025 and December 31, 2024, respectively)	14	56,625	–
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2025 and December 31, 2024, respectively)		2,367	2,563
Total non-current liabilities		9,133,353	8,957,030
TOTAL LIABILITIES		54,851,358	61,701,288
Commitments and contingencies	27		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,458,896,856 Class A ordinary shares issued and 3,313,383,515 Class A ordinary shares outstanding[(1)] as of June 30, 2025; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding[(1)] as of December 31, 2024; and 143,263,221 and 145,413,446 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	22	462	461
Treasury shares		(1,351,591)	(949,410)
Additional paid-in capital		68,167,608	72,460,562
Statutory reserves		926,972	926,972
Accumulated other comprehensive income		538,097	609,112
Retained earnings/(Accumulated deficit)		432,957	(1,723,881)
Total KE Holdings Inc. shareholders' equity		68,714,505	71,323,816
Non-controlling interests		125,180	124,179
TOTAL SHAREHOLDERS' EQUITY		68,839,685	71,447,995
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		123,691,043	133,149,283

(1) Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2025 RMB	2024 RMB
Net revenues:			
Existing home transaction services (including revenues generated from related parties of RMB253,066 and RMB343,041, for the six months ended June 30, 2025 and 2024, respectively)		**13,589,752**	13,061,919
New home transaction services (including revenues generated from related parties of RMB149 and RMB722, for the six months ended June 30, 2025 and 2024, respectively)		**16,694,318**	12,850,320
Home renovation and furnishing (including revenues generated from related parties of RMB1,817 and RMB5,201, for the six months ended June 30, 2025 and 2024, respectively)		**7,510,797**	6,449,072
Home rental services (including revenues generated from related parties of RMB14,948 and RMB281, for the six months ended June 30, 2025 and 2024, respectively)		**10,762,400**	5,812,743
Emerging and other services (including revenues generated from related parties of RMB8,479 and RMB10,998, for the six months ended June 30, 2025 and 2024, respectively)		**781,716**	1,573,690
Total net revenues		**49,338,983**	39,747,744
Cost of revenues:			
Commission-split		**(11,625,571)**	(8,857,846)
Commission and compensation-internal		**(9,547,496)**	(8,065,289)
Cost of home renovation and furnishing		**(5,084,666)**	(4,448,069)
Cost of home rental services		**(9,946,258)**	(5,481,822)
Cost related to stores		**(1,478,750)**	(1,365,977)
Others		**(1,135,560)**	(889,605)
Total cost of revenues		**(38,818,301)**	(29,108,608)
Gross profit		**10,520,682**	10,639,136
Operating expenses:			
Sales and marketing expenses		**(3,670,945)**	(3,505,463)
General and administrative expenses		**(3,954,473)**	(4,098,494)
Research and development expenses		**(1,217,052)**	(971,809)
Impairment of goodwill, intangible assets and other long-lived assets	9&10&13	**(28,191)**	(36,397)
Total operating expenses		**(8,870,661)**	(8,612,163)
Income from operations		**1,650,021**	2,026,973

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2025 RMB	2024 RMB
Interest income, net	19	492,508	666,253
Share of results of equity investees		14,316	(3,735)
Fair value changes in investments, net		222,226	78,288
Impairment loss for equity investments accounted for using measurement alternative	12	(1,214)	(8,049)
Foreign currency exchange loss		(44,947)	(73,025)
Other income, net	18	767,999	901,610
Income before income tax expense		**3,100,909**	3,588,315
Income tax expense	20	(938,942)	(1,255,789)
Net income		**2,161,967**	2,332,526
Net income attributable to non-controlling interests shareholders		(5,129)	(8,691)
Net income attributable to KE Holdings Inc.		**2,156,838**	2,323,835
Net income attributable to KE Holdings Inc.'s ordinary shareholders		**2,156,838**	2,323,835

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2025 RMB	2024 RMB
Net income		**2,161,967**	2,332,526
Other comprehensive income (loss)			
Currency translation adjustments		**(77,107)**	120,450
Unrealized gains on available-for-sale investments, net of reclassification		**6,092**	32,613
Total other comprehensive income (loss)		**(71,015)**	153,063
Total comprehensive income		**2,090,952**	2,485,589
Comprehensive income attributable to non-controlling interests shareholders		**(5,129)**	(8,691)
Comprehensive income attributable to KE Holdings Inc.		**2,085,823**	2,476,898
Comprehensive income attributable to KE Holdings Inc.'s ordinary shareholders		**2,085,823**	2,476,898
Weighted average number of ordinary shares used in computing net income per share, basic and diluted			
– Basic	25	**3,359,945,551**	3,422,928,331
– Diluted	25	**3,514,649,718**	3,533,558,988
Net income per share attributable to ordinary shareholders			
– Basic	25	**0.64**	0.68
– Diluted	25	**0.61**	0.66
Share-based compensation expenses included in:	21		
Cost of revenues		**204,015**	249,834
Sales and marketing expenses		**81,102**	90,761
General and administrative expenses		**648,677**	1,090,910
Research and development expenses		**82,603**	92,926

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.										
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income	(Accumulated Deficit)/ Retained Earnings	Total	Non-controlling Interests	Total Equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995
Net income	-	-	-	-	-	-	-	2,156,838	2,156,838	5,129	2,161,967
Exercise of share options	11,893,434	2	-	-	-	-	-	-	2	-	2
Vesting of restricted share units	26,393,919	4	-	-	(4)	-	-	-	-	-	-
Vesting of restricted share	17,726,342	3	-	-	(3)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,016,397	-	-	-	1,016,397	-	1,016,397
Repurchase of ordinary shares	-	-	(62,781,318)	(2,830,382)	-	-	-	-	(2,830,382)	-	(2,830,382)
Cancellation of ordinary shares	(53,770,353)	(8)	53,770,353	2,428,201	(2,428,193)	-	-	-	-	-	-
Surrender of ordinary shares	(2)	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	(77,107)	-	(77,107)	-	(77,107)
Disposal of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	(4,128)	(4,128)
Unrealized gains on available-for-sale investments, before reclassification	-	-	-	-	-	-	4,152	-	4,152	-	4,152
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	1,940	-	1,940	-	1,940
Dividend to shareholders	-	-	-	-	(2,881,151)	-	-	-	(2,881,151)	-	(2,881,151)
Balance at June 30, 2025	3,355,908,367	462	(29,955,957)	(1,351,591)	68,167,608	926,972	538,097	432,957	68,714,505	125,180	68,839,685

	Attributable to owners of KE Holdings Inc.										
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total	Non-controlling Interests	Total Equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105
Net income	-	-	-	-	-	-	-	2,323,835	2,323,835	8,691	2,332,526
Exercise of share options	8,764,122	1	-	-	-	-	-	-	1	-	1
Vesting of restricted share units	21,943,941	3	-	-	(3)	-	-	-	-	-	-
Vesting of restricted share	13,297,108	2	-	-	(2)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,524,431	-	-	-	1,524,431	-	1,524,431
Repurchase of ordinary shares	-	-	(80,986,680)	(2,701,210)	-	-	-	-	(2,701,210)	-	(2,701,210)
Cancellation of ordinary shares	(95,751,456)	(14)	95,751,456	3,216,813	(3,216,799)	-	-	-	-	-	-
Surrender of ordinary shares	(2)	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	120,450	-	120,450	-	120,450
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	38,710	38,710
Disposal of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	(14,814)	(14,814)
Unrealized gains on available-for-sale investments, before reclassification	-	-	-	-	-	-	32,613	-	32,613	-	32,613
Dividend to shareholders	-	-	-	-	(2,830,704)	-	-	-	(2,830,704)	-	(2,830,704)
Balance at June 30, 2024	3,399,285,733	467	(9,301,356)	(350,595)	73,059,977	811,107	397,365	(3,349,081)	70,569,240	133,868	70,703,108

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Cash flows from operating activities:		
Net income	**2,161,967**	2,332,526
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of property, plant and equipment	**360,819**	338,859
Amortization of intangible assets	**70,566**	194,518
Provision of allowance for expected credit losses	**133,849**	74,140
Impairment of goodwill, intangible assets and other long-lived assets	**28,191**	36,397
Impairment loss for equity investments accounted for using measurement alternative	**1,214**	8,049
Share of results of equity investees	**(14,316)**	3,735
Dividend received from equity method investments	**9,000**	15,827
Fair value changes in investments	**(222,226)**	(78,288)
Investment and interest income	**(170,312)**	(116,151)
Foreign currency exchange loss (gain)	**28,392**	(63,104)
Loss (gain) on disposal of property, plant and equipment and intangible assets	**16,797**	(202)
Share-based compensation expenses	**1,016,397**	1,524,431
Changes in assets and liabilities:		
Accounts receivable and contract assets	**875,695**	(815,840)
Amounts due from and prepayments to related parties	**(41,600)**	2,511
Prepayments, receivables and other assets	**(1,080,964)**	(419,222)
Right-of-use assets	**237,757**	(2,714,611)
Other non-current assets	**(145,330)**	(42,320)
Accounts payable	**(2,304,638)**	329,145
Amounts due to related parties	**28,305**	(31,877)
Employee compensation and welfare payable	**(3,118,100)**	(2,080,805)
Contract liabilities and deferred revenue	**161,439**	756,996
Lease liabilities	**(651,765)**	2,072,724
Accrued expenses and other current liabilities	**12,141**	617,708
Income taxes payable	**(532,336)**	48,544
Other liabilities	**–**	2,402
Net cash provided by (used in) operating activities	**(3,139,058)**	1,996,092

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Cash flows from investing activities:		
Purchases of time deposits and held-to-maturity debt investments	(6,575,071)	(15,364,238)
Maturities of time deposits and held-to-maturity debt investments	15,487,973	1,850,110
Purchases of available-for-sale debt investments	(377,923)	–
Sales and maturities of available-for-sale debt investments	477,803	–
Purchases of other long-term investments	(5,612,419)	(3,514,988)
Disposal of other long-term investments	13,845	127,632
Purchases of other short-term investments	(14,303,584)	(12,308,702)
Maturities of other short-term investments	18,993,814	22,944,980
Cash paid for business combinations, net of cash acquired	–	(20,041)
Proceeds from disposal of subsidiaries and long-lived assets	6,530	4,619
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(482,346)	(462,401)
Financing receivables originated	(39,070,925)	(22,602,440)
Collections of financing receivables principal	39,959,108	22,493,916
Loans to related parties and others	(806,940)	–
Repayments of loans from related parties and others	240,627	7,960
Net cash provided by (used in) investing activities	**7,950,492**	**(6,843,593)**
Cash flows from financing activities:		
Repurchase of ordinary shares	(2,830,382)	(2,701,210)
Proceeds from issuance of ordinary shares upon exercise of share option	2	1
Proceeds from short-term borrowings	236,730	606,033
Repayments of short-term borrowings	(324,334)	(451,174)
Proceeds from long-term borrowings	56,625	–
Dividends paid to equity holders of the Company	(2,881,151)	(2,830,704)
Rental deposit paid on behalf of others	(112,778)	–
Rental deposit received on behalf of others	267,799	–
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	(333,475)	1,861,586
Net cash used in financing activities	**(5,920,964)**	**(3,515,468)**
Effect of exchange rate change on cash, cash equivalents and restricted cash	**40,690**	**32,161**
Net decrease in cash and cash equivalents and restricted cash	**(1,068,840)**	**(8,330,808)**
Cash, cash equivalents and restricted cash at the beginning of the period Including:		
Cash and cash equivalents at the beginning of the period	11,442,965	19,634,716
Restricted cash at the beginning of the period	8,858,449	6,222,745
Total	**20,301,414**	**25,857,461**

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Cash, cash equivalents and restricted cash at the end of the period		
Including:		
Cash and cash equivalents at the end of the period	**11,115,936**	9,409,071
Restricted cash at the end of the period	**8,116,638**	8,117,582
Total	**19,232,574**	17,526,653
Supplemental disclosures:		
Cash paid for income taxes	**(1,484,144)**	(1,113,362)
Cash paid for interest	**(2,990)**	(6,831)
Non-cash investing activities		
Changes in accounts payable related to property, plant and equipment addition	**83,158**	(27,026)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities ("VIEs") and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

The condensed consolidated interim financial information comprises the interim condensed consolidated balance sheets as of June 30, 2025, the interim condensed consolidated statements of comprehensive income, the interim condensed consolidated statements of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the "Interim Financial Information"). The Interim Financial Information is presented in RMB, unless otherwise stated.

The Interim Financial Information was approved by the board of directors of the Company on August 26, 2025.

The Interim Financial Information has not been audited but has been reviewed by the external auditor of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of computations used in the preparation of the Interim Financial Information are consistent with those used in the preparation of the 2024 annual financial statements, except for the matters as set out below.

Since January 2025, the Group launched the new business model under Carefree Rent services, under which, the control and beneficial rights of the property are retained by the property owner, whereby the Group provides rental agency services and lease term management services to both homeowners and tenants. Revenue from lease agency services is recognized at a point in time when the customers sign the home rental agreements after deducting estimated potential refunds due to a terminated transaction. Revenue of lease term management services is recognized on a straight-line basis over the scheduled period as the customers simultaneously receive and consume the benefits in relation to the services provided by the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1(a) Impact of newly adopted accounting pronouncement

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM") in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Group has incorporated the required disclosures within Note 24 Segment Information.

2.1(b) Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which enhances the disaggregation of income tax disclosures. The ASU requires public entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The ASU is effective for public entities for fiscal years beginning after December 15, 2024 and for interim periods for fiscal years beginning after December 15, 2025. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements are required to be adopted prospectively with the option for retrospective application. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

Other new accounting pronouncements issued but not effective until after June 30, 2025 did not and are not expected to have a material impact on our financial position, results of operations or liquidity.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation

The Interim Financial Information have been prepared on the same basis as the audited financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Interim Financial Information does not include all the notes of the type normally included in annual financial statements. Accordingly, the Interim Financial Information should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Changes in Presentation

During the fourth quarter of 2024, the Group elected to change the presentation of certain cash flows, specifically the changes associated with customer deposits payable and amounts collected and payable on behalf of others from operating activities to financing activities. Prior period comparative amounts have been adjusted to conform to the current period presentation. This change had the impact of decreasing cash flow provided by operating activities by RMB1,861.6 million for the six months ended June 30, 2024, and a corresponding offset in cash used in financing activities. This change in presentation did not affect the previously reported total cash balances on the Unaudited Interim Condensed Consolidated Statements of Cash Flows and had no impact on the Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, Unaudited Interim Condensed Consolidated Balance Sheets, or Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation (continued)

Changes in Presentation (continued)

The following table presents the effects of the change in presentation within the Unaudited Interim Condensed Consolidated Statements of Cash Flows:

	For the Six Months Ended June 30, 2024		
	As Previously Reported	Adjustment	As adjusted
	(RMB in thousands)		
Cash flows from operating activities			
Change in customer deposits payable, net	1,894,197	(1,894,197)	–
Change in amounts collected and payable on behalf of others, net	(32,611)	32,611	–
Net cash provided by operating activities	3,857,678	(1,861,586)	1,996,092
Cash flows from financing activities			
Change in customer deposits payable, net	–	1,894,197	1,894,197
Change in amounts collected and payable on behalf of others, net	–	(32,611)	(32,611)
Net cash used in financing activities	(5,377,054)	1,861,586	(3,515,468)

2.3 Use of estimates

The preparation of the Interim Financial Information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses. Actual results could differ from those estimates.

In preparing the Interim Financial Information, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were substantially the same as those applied to the 2024 annual financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

3. CONCENTRATION AND RISKS

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the six months ended June 30, 2025 and 2024.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of June 30, 2025 and December 31, 2024, majority of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which the management believes are of high credit quality. The Group's total cash and cash equivalents, restricted cash, and short-term investments held at top five financial institutions in mainland China representing 17.6%, 13.9%, 13.5%, 12.4% and 9.6% of the Group's total cash and cash equivalents, restricted cash, and short-term investments as of June 30, 2025, respectively. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of June 30, 2025, and December 31, 2024, only one customer's total receivable amounting to RMB293.1 million and RMB346.6 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable and other receivables are measured for credit loss based on present value of future expected the fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of June 30, 2025, a portion of accounts receivable and other receivable due from real estate developers is secured by a commercial property as collateral. As of June 30, 2025, RMB205.2 million and RMB265.8 million provision has been provided against accounts receivable and other receivable.

The expected credit loss rates for accounts receivable and contract assets are 27.3% and 22.9% as of June 30, 2025 and December 31, 2024, respectively. The expected credit loss rates for financing receivables are 7.9% and 4.9% as of June 30, 2025 and December 31, 2024, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 21.0% and 22.7% as of June 30, 2025 and December 31, 2024, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

3. CONCENTRATION AND RISKS (continued)

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB39.0 billion and RMB48.9 billion as of June 30, 2025 and December 31, 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 1.9% for the six months ended June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Cash and cash equivalents (i):		
Cash	10,861,156	10,469,689
Cash equivalents	254,780	973,276
Restricted cash (ii):		
Current	8,116,638	8,858,449
Total cash, cash equivalents and restricted cash	19,232,574	20,301,414

(i)   Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the six months ended June 30, 2025 and 2024 are 2.0% and 3.2%, respectively.

(ii) The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee and financing services; 3) borrowings from commercial banks for specified purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 73.4%, 25.9%, 0.0% and 0.7% as of June 30, 2025; 72.0%, 27.5%, nil, and 0.5% as of December 31, 2024, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

5. SHORT-TERM INVESTMENTS

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	10,246,053	14,874,498
Wealth management products	16,615,227	20,474,093
Held-to-maturity debt investments	6,931,321	5,417,761
Available-for-sale debt investments	71,226	551,348
Total	**33,863,827**	41,317,700

The following table sets forth selected data with respect to the Group's short-term investments at June 30, 2025:

	As of June 30, 2025			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	6,931,321	2,179	(63,651)	6,869,849
Available-for-sale debt investments	73,512	–	(2,286)	71,226

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

6. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Current:		
Prepaid rental and other deposits	1,398,103	1,552,279
Inventories of properties (i)	1,933,832	1,090,661
Other inventories	658,762	519,215
Advances to suppliers	710,711	692,542
VAT-input deductible	643,886	637,686
Capitalized costs of obtaining contracts and prepaid initial direct costs (ii)	503,991	551,461
Deposits paid to real estate developers (iii)	180,955	196,241
Funds advanced to potential investees (iv)	681,567	153,577
Deposit paid for acquisition of land used for properties development (v)	–	122,430
Prepaid income tax	88,834	64,163
Staff advances	53,045	59,762
Receivable related to employees' exercise of share-based awards	103,844	44,521
Interest receivable	16,127	15,263
Receivables from escrow account	10,664	9,992
Others	619,261	542,907
Total	**7,603,582**	6,252,700
Non-current:		
Deferred tax assets	1,005,127	1,005,127
VAT-input deductible	291,169	194,818
Others	71,311	22,332
Total	**1,367,607**	1,222,277

(i) Inventories of properties

Inventories of properties represent development expenditures incurred related to the Group's property under development in Chengdu and Shanghai under Beihaojia business.

(ii) Capitalized costs of obtaining contracts and prepaid initial direct costs

For the six months ended June 30, 2025 and 2024, the Group recognized amortization RMB646.8 million and RMB425.7 million, respectively.

(iii) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

6. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS (continued)

(iv)   Funds advanced to potential investees

Funds advanced to potential investees represent funds paid to potential investees under Beihaojia business before obtaining the equity interests. As of June 30, 2025, the interest rates on these funds were between 0% and 8% per annum, compared with the interest rate of 8% as of December 31, 2024.

(v)   Deposit paid for acquisition of land used for properties development

Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under Beihaojia business.

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
New home transaction services	4,430,312	5,863,587
Existing home transaction services	603,623	546,658
Home renovation and furnishing	392,350	265,355
Home rental services	56,684	52,135
Emerging and other services	122,080	86,681
Accounts receivable	5,605,049	6,814,416
Allowance for credit losses	(1,553,944)	(1,517,099)
Accounts receivable, net	4,051,105	5,297,317

As of June 30, 2025, RMB4.4 billion (As of December 31, 2024: RMB5.9 billion) of the Group's gross accounts receivable was from new home transaction services with RMB1.3 billion (As of December 31, 2024: RMB1.3 billion) allowance for credit losses was recorded.

The contract assets are mainly related to the Group's home renovation business. The Group's timing of revenue recognition may differ from the timing of invoicing to customers. The Group's contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

Contract assets, net consists of the following:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Contract assets – gross	604,192	319,736
Allowance for credit losses	(139,092)	(119,064)
Contract assets, net	465,100	200,672

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30, 2025 RMB	2024 RMB
	(in thousands)	
Balance at the beginning of the period	(1,517,099)	(1,566,129)
Additions	(75,667)	(59,159)
Write-offs	38,822	81,754
Balance at the end of the period	(1,553,944)	(1,543,534)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
– Up to 3 months	2,771,997	4,315,046
– 3 months to 1 year	990,175	649,209
– over 1 year	1,842,877	1,850,161
Accounts receivable	5,605,049	6,814,416
Less: allowance for credit losses	(1,553,944)	(1,517,099)
Accounts receivable, net	4,051,105	5,297,317

8. FINANCING RECEIVABLES, NET

Financing receivables, net as of June 30, 2025 and December 31, 2024 consisted of the following:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Short-term:		
Financing receivables from consolidated Trusts	1,935,431	2,830,180
Financing receivables from micro-loan platforms	159,243	152,677
Total short-term financing receivables	2,094,674	2,982,857
Allowance for credit losses	(164,579)	(147,330)
Total short-term financing receivables, net	1,930,095	2,835,527

These balances represent short-term financing receivables that are personal credit loans to property owners and tenants, and to other individual borrowers, all of which are due within one year as of June 30, 2025 and December 31, 2024.

Financing Receivables – Allowance for Credit Losses and Credit Quality

The allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The management updated the current expected credit loss ("CECL") model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 7.9% of gross financing receivables (net of unearned income) at June 30, 2025 from 4.9% at December 31, 2024, which were mainly attributable to higher delinquencies in 2025.

8.   FINANCING RECEIVABLES, NET (continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (continued)

The activities in the provision for credit losses for the six months ended June 30, 2025 and 2024, respectively, consisted of the following:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Beginning balance	**(147,330)**	(122,482)
(Provisions)/Reversals	**(17,249)**	3,887
Ending balance	**(164,579)**	(118,595)

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rates in this category are 6.0% and 3.7% as of June 30, 2025 and December 31, 2024, respectively.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rates in this category are 97.0% and 91.6% as of June 30, 2025 and December 31, 2024, respectively.

Delinquency:

Based on the past due days, the Group separates the contracts into 6 groups including current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 8.1% and 5.9% as at June 30, 2025 and December 31, 2024, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

8.   FINANCING RECEIVABLES, NET (continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2020 and before	–	–	–	–	54,634	54,634	–	54,634
2021	–	–	–	–	45,625	45,625	–	45,625
2022	–	–	–	–	391	391	–	391
2023	–	–	–	–	2,624	2,624	–	2,624
2024	20,687	204	1,600	561	7,589	30,641	2,805,961	2,836,602
Subtotal	20,687	204	1,600	561	110,863	133,915	2,805,961	2,939,876
Non-property transaction related business								
2020 and before	–	–	–	–	37,439	37,439	–	37,439
2021	–	–	–	–	5,210	5,210	–	5,210
2022	–	–	–	–	332	332	–	332
2023	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	42,981	42,981	–	42,981
December 31, 2024	20,687	204	1,600	561	153,844	176,896	2,805,961	2,982,857
Property transaction related business								
2021 and before	–	–	–	–	100,259	100,259	–	100,259
2022	–	–	–	–	391	391	–	391
2023	–	–	–	–	2,578	2,578	–	2,578
2024	–	–	–	5,962	7,703	13,665	–	13,665
2025	5,532	3,248	–	1,878	–	10,658	1,924,654	1,935,312
Subtotal	5,532	3,248	–	7,840	110,931	127,551	1,924,654	2,052,205
Non-property transaction related business								
2021 and before	–	–	–	–	42,137	42,137	–	42,137
2022	–	–	–	–	332	332	–	332
2023	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
2025	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	42,469	42,469	–	42,469
June 30, 2025	5,532	3,248	–	7,840	153,400	170,020	1,924,654	2,094,674

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

9. PROPERTY, PLANT AND EQUIPMENT, NET

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB
	(in thousands)	
Office building	697,455	697,136
Vehicles	24,141	23,939
Computer equipment	1,216,570	1,179,606
Furniture and office equipment	410,581	395,828
Leasehold improvement	3,589,525	3,477,118
Construction in progress	197,066	176,006
Total	6,135,338	5,949,633
Less: accumulated depreciation	(3,702,359)	(3,530,150)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	2,413,707	2,400,211

Depreciation expenses recognized for the six months ended June 30, 2025 and 2024 amounted to RMB360.8 million and RMB338.9 million, respectively.

10. INTANGIBLE ASSETS, NET

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB
	(in thousands)	
Software	130,975	127,645
Trademarks and domain names	1,200,889	1,200,889
Licenses	441,105	441,105
Total	1,772,969	1,769,639
Less: accumulated amortization	(673,322)	(603,056)
Less: accumulated impairment	(308,948)	(308,948)
Net book value	790,699	857,635

Amortization expenses recognized for the six months ended June 30, 2025 and 2024 amounted to RMB70.6 million and RMB194.5 million, respectively.

11. LEASES

(a) The Group as a lessee

The components of lease cost for the six months ended June 30, 2025 and 2024 were listed as follows:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Operating lease cost	9,748,585	5,805,326
Short-term lease cost	38,362	24,881
Total	**9,786,947**	5,830,207

Supplemental cash flows information related to leases was as follows:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	10,063,911	6,443,973
Right-of-use assets obtained in exchange for lease liabilities:		
Total right-of-use assets obtained in exchange for new operating lease liabilities	9,997,914	9,028,686

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LEASES (continued)

(a) The Group as a lessee (continued)

The components of right-of-use assets obtained in exchange for new operating lease liabilities were as follows:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Right-of-use assets obtained in exchange for lease liabilities:		
Store leases	1,189,257	1,554,959
Administrative office leases	60,682	147,859
Leases of rental property management services	8,747,975	7,325,868
Total	**9,997,914**	9,028,686

Supplemental balance sheet information related to leases was as follows:

	As of June 30,	As of December 31,
	2025	2024
	RMB	RMB
	(in thousands)	
Operating leases		
Store leases	5,398,471	5,825,835
Administrative office leases	726,608	755,707
Leases of rental property management services	16,614,773	16,393,250
Land use rights	387,130	392,087
Total operating lease assets	**23,126,982**	23,366,879
Operating lease liabilities, current	12,956,051	13,729,701
Operating lease liabilities, non-current	8,756,664	8,636,770
Total operating lease liabilities	**21,712,715**	22,366,471

11. LEASES (continued)

(a) The Group as a lessee (continued)

	For the Six Months Ended June 30,	
	2025	2024
Weighted-average remaining lease term (in years)		
Operating leases	**2.40**	2.29
Land use rights	**39.19**	40.18
Weighted-average discount rate		
Operating leases	**3.70%**	4.03%
Land use rights	**3.97%**	3.97%

Maturities of lease liabilities were as follows:

	As of June 30, 2025 RMB (in thousands)
Remainder of 2025	**8,123,867**
2026	**8,191,974**
2027	**3,330,476**
2028	**1,265,841**
2029	**668,275**
2030	**271,509**
Thereafter	**466,562**
Total undiscounted lease payments	**22,318,504**
Less: imputed interest	**(605,789)**
Total lease liabilities	**21,712,715**

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

11. LEASES (CONTINUED)

(b) The Group as a lessor

Lease income recognized for the six months ended June 30, 2025 and 2024 were as follows, which are included in the home rental services line item in the unaudited interim condensed consolidated statements of comprehensive income:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Operating lease income	9,368,772	5,281,738
Total lease income	**9,368,772**	5,281,738

Maturities of undiscounted lease payments to be received were as follows:

	As of June 30, 2025 RMB (in thousands)
Remainder of 2025	6,605,545
2026	2,837,342
2027	218,385
2028	23,829
2029	10,736
2030	9,123
Thereafter	19,285
Total undiscounted lease payments	**9,724,245**

12. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Investments in equity method investees	469,131	360,965
Investments accounted for at fair value (i)	5,654,543	1,014,400
Equity investments without readily determinable fair value using the NAV practical expedient (ii)	60,226	60,691
Equity investments without readily determinable fair value using the measurement alternative	47,876	41,377
Long-term time deposits (iii)	11,213,191	15,568,643
Held-to-maturity debt investments (iv)	716,975	1,808,331
Available-for-sale debt investments (v)	5,296,172	4,935,699
Total long-term investments	**23,458,114**	23,790,106

(i)　Investments accounted for at fair value

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Exchange adjustments RMB	Fair value RMB
			(in thousands)		
Marketable securities	96,848	–	(46,420)	5,736	56,164
Unlisted equity securities and loan receivables measured at fair value	233,088	–	(200,516)	–	32,572
Wealth management products (a)	896,920	31,766	(3,028)	6	925,664
Balance at December 31, 2024	1,226,856	31,766	(249,964)	5,742	1,014,400
Marketable securities	96,848	–	(47,176)	5,637	55,309
Unlisted equity securities and loan receivables measured at fair value	232,988	–	(202,426)	–	30,562
Wealth management products (a)	5,537,500	34,200	(3,028)	–	5,568,672
Balance at June 30, 2025	**5,867,336**	**34,200**	**(252,630)**	**5,637**	**5,654,543**

(a)　Wealth management products

For the six months ended June 30, 2025 and 2024, gain of RMB34.2 million and RMB9.5 million resulting from changes in fair value of the wealth management products under fair value option was recorded in earnings in the unaudited interim condensed consolidated statements of comprehensive income, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

12. LONG-TERM INVESTMENTS, NET (continued)

(ii)   Equity investments without readily determinable fair value using the measurement alternative

As of June 30, 2025 and December 31, 2024, investments accounted for under measurement alternative were RMB47.9 million and RMB41.4 million, respectively. There was no upward adjustment identified by the management for the six months ended June 30, 2025 and 2024.

The total carrying value of investment in private companies accounted for under measurement alternative held as of June 30, 2025 and December 31, 2024 were as follows:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Initial cost basis	835,740	829,938
Cumulated unrealized losses (including impairment)	(787,864)	(788,561)
Total carrying value	47,876	41,377

During the six months ended June 30, 2025 and 2024, RMB1.2 million and RMB8.0 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's unaudited interim condensed consolidated statements of comprehensive income. The Group classifies the valuation techniques on those investments that using similar identifiable transaction prices as Level 2 of fair value measurements.

(iii)   Long-term time deposits

The Group's long-term time deposits are time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of June 30, 2025, deposits were denominated in RMB amounting to approximately RMB11.2 billion and all of them will be matured in 2027.

(iv)   Held-to-maturity debt investments

Long-term held-to-maturity debt investments as of June 30, 2025 are shown as below, which would be due in 2 to 3 years:

	As of June 30, 2025			
	Cost or Amortized cost RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	716,975	–	(4,229)	712,746

12. LONG-TERM INVESTMENTS, NET (continued)

(v)   Available-for-sale debt investments

The Group's available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which have no contractual maturity date. As of June 30, 2025, RMB5.3 billion available-for-sale debt investments were held by the Company. All available-for-sale investments present above are currently in unrealized loss position. Available-for-sale debt investments as of June 30, 2025 are shown as below:

| | | As of June 30, 2025 | | |
	Cost or Amortized cost RMB	Gross unrealized gains RMB (in thousands)	Gross unrealized losses RMB	Fair value RMB
Available-for-sale debt investments	5,434,338	–	(138,166)	5,296,172

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of June 30, 2025.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Expected to be redeemed by the issuer in 1 year to 2 years	5,296,172	4,935,699

13. GOODWILL

For the six months ended June 30, 2025, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing RMB	Total RMB
		(in thousands)		
Gross Carrying Value				
As of December 31, 2024	1,580,926	1,691,080	3,223,997	6,496,003
Disposal	**(3,184)**	**–**	**–**	**(3,184)**
As of June 30, 2025	**1,577,742**	**1,691,080**	**3,223,997**	**6,492,819**
Accumulated impairment				
As of December 31, 2024	(1,075,829)	(626,562)	(16,192)	(1,718,583)
Impairment (i)	**(28,191)**	**–**	**–**	**(28,191)**
Disposal	**3,184**	**–**	**–**	**3,184**
As of June 30, 2025	**(1,100,836)**	**(626,562)**	**(16,192)**	**(1,743,590)**
Net Carrying Value				
As of December 31, 2024	505,097	1,064,518	3,207,805	4,777,420
As of June 30, 2025	**476,906**	**1,064,518**	**3,207,805**	**4,749,229**

(i) During the six months ended June 30, 2025, as the actual financial performance of one reporting unit did not meet prior forecasted expectations due to unfavorable local market conditions, RMB28.2 million goodwill impairment loss was recorded, related to the reporting unit within the existing home transaction services segment.

In performing quantitative impairment test, the Group used an income approach based on a discounted cash flow model ("DCF model"). Forecasts of future cash flows are based primarily on the best estimate of future net revenues, gross margin and operating expenses, which subject to expected business operation, local market development, and general economic conditions.

14. BORROWINGS

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Short-term borrowings	200,676	288,280
Long-term borrowings	56,625	–
Total	**257,301**	288,280

As of June 30, 2025, all borrowing outstanding at December 31, 2024 have been fully paid off upon maturity.

During the six months period ended June 30, 2025, the Group entered into new unsecured borrowing arrangements of RMB205.3 million which were scheduled to be paid off within one year with interest rates ranging from 2.38% to 2.48% per annum. As of June 30, 2025, RMB169.3 million was still outstanding.

In May 2025, the Group entered into a 36 months property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB400.0 million, of which RMB31.4 million outstanding as of June 30, 2025. Borrowings under the Credit Agreement would be due within one year and bear interest at one-year LPR (Loan Prime Rate) minus 89 basis points. The land use right for Beihaojia's property under development in Shanghai has been pledged to secure the credit facility.

In May 2025, the Group entered into a 24 months property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB600.0 million of which RMB56.6 million outstanding as of June 30, 2025. Borrowings under the Credit Agreement bear interest at one-year LPR (Loan Prime Rate) minus 86 basis points. The land use right for Beihaojia's property under development in Chengdu has been pledged to secure the credit facility.

In March 2025, the Group entered into a 60 months property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB350.0 million and no funds have yet been drawn down under this credit facility as of June 30, 2025. Borrowings under the Credit Agreement bear interest at one-year LPR (Loan Prime Rate) minus 55 basis points. A land use right in Hangzhou has been pledged for the credit facility.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

15. CONTRACT LIABILITIES AND DEFERRED REVENUE

Contract liabilities and deferred revenue are recognized if the Group receives consideration in advance of performance, representing collections from customers for which revenue has not been recognized to date. RMB4,965.8 million of revenue recognized for the six months ended June 30, 2025 was included in the balance of contract liabilities and deferred revenue as of January 1, 2025. The contract liabilities and deferred revenue of the Group as of June 30, 2025 and December 31, 2024 are listed in the table below.

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Contract liabilities under ASC 606:		
Existing home transaction services	294,145	369,839
New home transaction services	778,048	966,810
Home renovation and furnishing	3,287,218	2,973,192
Home rental services	65,294	–
Emerging and other services	96,681	93,075
Subtotal	**4,521,386**	4,402,916
Deferred revenue under ASC 842:		
Home rental services	1,691,920	1,648,951
Total	**6,213,306**	6,051,867

16. ACCOUNTS PAYABLE

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Payable related to new home transaction business	4,640,972	5,954,209
Payable for home renovation materials and construction costs	1,683,607	1,713,179
Payable for acquisition of land used for properties development	–	538,406
Payable for advertising fees	92,491	396,364
Payable for internet service fees	334,817	333,835
Payable for leasehold improvements	179,674	262,805
Others	172,216	293,831
Total	**7,103,777**	9,492,629

16. ACCOUNTS PAYABLE (continued)

An ageing analysis of the trade payable as at June 30, 2025 and December 31, 2024, based on the invoice date, is as follow:

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
– Up to 3 months	6,728,489	9,116,991
– 3 months to 1 year	138,032	210,375
– Over 1 year	237,256	165,263
Accounts payable	**7,103,777**	9,492,629

17. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30, 2025 RMB (in thousands)	As of December 31, 2024 RMB
Deposit related to home rental services	1,511,649	1,434,338
Deposit related to home renovation and furnishing services	1,607,026	1,630,275
Deposit related to new home transaction services	1,261,455	1,151,475
Deposit related to franchise services	1,185,977	1,103,229
Accrued operating expenses	292,577	366,454
Other tax payables	272,039	436,496
Amounts collected and payable on behalf of others	413,567	115,160
Payable related to employees' exercise of share-based awards	91,260	41,481
Payable of share repurchase consideration	52,112	94,925
Deferred guarantee revenue	15,131	23,360
Others	727,118	871,312
Total	**7,429,911**	7,268,505

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

18.   OTHER INCOME, NET

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Investment income, net	337,404	388,939
Government grants	326,116	481,600
Others	104,479	31,071
Total	**767,999**	901,610

19.   INTEREST INCOME, NET

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Interest income	505,372	680,861
Interest expense	(3,775)	(7,136)
Others	(9,089)	(7,472)
Total	**492,508**	666,253

20.   TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

20. TAXATION (continued)

The components of income (loss) before tax for the six months ended June 30, 2025 and 2024, are as follows:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Income (loss) before income tax expense		
Income from China operations	**3,727,936**	4,969,234
Loss from non-China operations	**(627,027)**	(1,380,919)
Total income before income tax expense	**3,100,909**	3,588,315

The following table summarizes the Group' income tax expenses and effective tax rates for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands, except for tax rate)	
Income before income tax expense	**3,100,909**	3,588,315
Income tax expense	**938,942**	1,255,789
Effective tax rate	**30.3%**	35.0%

During the six months ended June 30, 2025, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

The Organization for Economic Co-operation and Development ("OECD") has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country and one region in which the Group does business have enacted implementing legislation effective from January 1, 2024 and January 1, 2025, respectively. Based on the Group's analysis of such enacted legislation for jurisdictions in which the Group operates, there was no material impact on the Group's 2025 income tax provision.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

21. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Included in:		
Cost of revenues	204,015	249,834
Sales and marketing expenses	81,102	90,761
General and administrative expenses	648,677	1,090,910
Research and development expenses	82,603	92,926
Total	**1,016,397**	1,524,431
Share-based compensation related to share options (a)	88,088	304,823
Share-based compensation related to restricted share units (b)	611,428	536,049
Share-based compensation related to restricted shares (c)	316,881	683,559
Total	**1,016,397**	1,524,431

There was no income tax benefit recognized in the unaudited interim condensed consolidated statements of comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the six months ended June 30, 2025 and 2024.

(a) Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Group adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Group on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

21. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

During the six months ended June 30, 2025, no share option was granted under 2018 Share Option Plan.

The following table summarizes activities of the Company's share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years
Outstanding as of December 31, 2024	**25,843,947**	**0.00002**	**5.47**
Exercised	(11,893,434)	0.00002	
Forfeited or cancelled	(51,411)	0.00002	
Outstanding as of June 30, 2025	**13,899,102**	**0.00002**	**5.15**

The total share-based compensation expenses recognized for share options during the six months ended June 30, 2025 and 2024 was RMB88.1 million and RMB304.8 million.

As of June 30, 2025, there was RMB61.3 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 0.8 year and may be adjusted for future changes in forfeitures.

21. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Group adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Group during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Group adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 4,924,473 restricted share units have been granted to employees of the Group during the six months ended June 30, 2025, which are generally scheduled to be vested over continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2024	**84,277,398**	**5.80**
Granted	**4,924,473**	**6.62**
Vested	**(26,393,919)**	**5.86**
Forfeited or cancelled	**(2,017,806)**	**5.58**
Outstanding as of June 30, 2025	**60,790,146**	**5.84**

21. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units (continued)

2020 Share Incentive Plan (continued)

The total share-based compensation expenses recognized for restricted share units during the six months ended June 30, 2025 and 2024 was RMB611.4 million and RMB536.0 million.

As of June 30, 2025, there was RMB1,724.6 million of unrecognized compensation expense related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.0 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units during the six months ended June 30, 2025 and 2024 was RMB1,049.0 million and RMB865.4 million, respectively.

(c) Share-based compensations related to restricted shares

2022 Share Incentive Plan

In May 2022, the Group adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

– 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

– One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

21. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares (continued)

2022 Share Incentive Plan (continued)

By May 2025, the transfer and dividend rights restrictions of 45,830,712 and 34,373,035 restricted shares granted to Mr. Peng Yongdong and Mr. Shan Yigang shall be removed. However, Mr. Peng Yongdong and Mr. Shan Yigang voluntarily extend the transfer and dividend rights restrictions of these restricted shares to the fourth anniversary of the stated vesting commencement date.

The extension of restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred and the restricted shares have been vested under the original vesting conditions.

The total share-based compensation expenses recognized in relation to the above restricted Class A ordinary shares during the six months ended June 30, 2025 and 2024 was RMB195.9 million and RMB481.5 million.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

21. SHARE–BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares (continued)

Shengdu Acquisition (continued)

The following table summarizes activities of the Company's restricted share under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2024	**143,418,781**	**4.40**
Vested	(17,726,342)	4.29
Outstanding as of June 30, 2025	**125,692,439**	**4.41**

The total share-based compensation expenses recognized for restricted shares during the six months ended June 30, 2025 and 2024 was RMB316.9 million and RMB683.6 million.

As of June 30, 2025, there was RMB728.3 million of unrecognized compensation expense related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.9 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the six months ended June 30, 2025 and 2024 was RMB486.7 million and RMB365.1 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

22. ORDINARY SHARES

The Company has 25,000,000,000 ordinary shares authorized at a par value of US$0.00002, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights.

Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company.

During the six months period ended June 30, 2025, the Company repurchased 62,781,318 Class A ordinary shares from the open market with an aggregate purchase price of RMB2,830.4 million (US$393.9 million). The repurchased shares were recorded in the treasury stock account before cancellation. During the six months period ended June 30, 2025, the Company cancelled 53,770,353 Class A ordinary shares. Concurrent with the share cancellation, a total of 2,150,225 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio during the six months period ended June 30, 2025, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,499,580 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 650,645 Class B ordinary shares.

23. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of June 30, 2025 and December 31, 2024:

	June 30, 2025 RMB	Fair value measurement at reporting date using		
		Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	10,246,053	–	10,246,053	–
Held-to-maturity debt investments	6,869,849	–	6,869,849	–
Long-term investments				
Long-term time deposits	11,213,191	–	11,213,191	–
Held-to-maturity debt investments	712,746	–	712,746	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	16,615,227	–	15,352,347	1,262,880
Available-for-sale debt investments	71,226	–	71,226	–
Long-term investments				
Equity investments without readily determinable fair value using the NAV practical expedient (i)	60,226			
Investments accounted for at fair value	5,654,543	55,309	5,534,200	65,034
Available-for-sale debt investments	5,296,172	–	5,296,172	–
Total	**56,739,233**	**55,309**	**55,295,784**	**1,327,914**

23. FAIR VALUE MEASUREMENT (CONTINUED)

		Fair value measurement at reporting date using		
	December 31, 2024 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	14,874,498	–	14,874,498	–
Held-to-maturity debt investments	5,420,043	–	5,420,043	–
Long-term investments				
Long-term time deposits	15,568,643	–	15,568,643	–
Held-to-maturity debt investments	1,798,444	–	1,798,444	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	20,474,093	–	19,224,772	1,249,321
Available-for-sale debt investments	551,348	–	551,348	–
Long-term investments				
Equity investments without readily determinable fair value using the NAV practical expedient (i)	60,691			
Investments accounted for at fair value	1,014,400	56,164	891,192	67,044
Available-for-sale debt investments	4,935,699	–	4,935,699	–
Total	64,697,859	56,164	63,264,639	1,316,365

(i)   Investments are measured at fair value using the NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheet.

23. FAIR VALUE MEASUREMENT (CONTINUED)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Short-term investments:

	For the Six Months Ended June 30, 2025 RMB (in thousands)
Fair value of short-term investments as of December 31, 2024	1,249,321
Change in fair value	33,694
Exchange adjustment	(4,339)
Disposal	(15,796)
Fair value of short-term investments as of June 30, 2025	1,262,880

Long-term investments:

	Amounts RMB (in thousands)
Fair value of long-term investments as of December 31, 2024	67,044
Change in fair value	(1,910)
Disposal	(100)
Fair value of long-term investments as of June 30, 2025	65,034

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

24. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group's reportable segment:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on *Beike* platform who provide agency services in existing home market; iii) other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

24. SEGMENT INFORMATION (continued)

(a) Description of segments (continued)

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5) Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income (loss) from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group's employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The Group's CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group's CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

24. SEGMENT INFORMATION (CONTINUED)

(b) Segments data

The following tables present summarized information by segment:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Existing home transaction services		
Net revenues	13,589,752	13,061,919
Commission and compensation costs	(8,287,595)	(7,032,712)
Contribution	5,302,157	6,029,207
New home transaction services		
Net revenues	16,694,318	12,850,320
Commission and compensation costs	(12,701,657)	(9,768,943)
Contribution	3,992,661	3,081,377
Home renovation and furnishing services		
Net revenues	7,510,797	6,449,072
Material costs, commission and compensation	(5,084,666)	(4,448,069)
Contribution	2,426,131	2,001,003
Home rental services		
Net revenues	10,762,400	5,812,743
Property leasing costs, commission and compensation	(9,946,258)	(5,481,822)
Contribution	816,142	330,921
Emerging and other services		
Net revenues	781,716	1,573,690
Commission and compensation costs	(183,815)	(121,480)
Contribution	597,901	1,452,210
Reconciliation of profit		
Cost related to stores	(1,478,750)	(1,365,977)
Other costs	(1,135,560)	(889,605)
Amounts not allocated to segment:		
Sales and marketing expenses	(3,670,945)	(3,505,463)
General and administrative expenses	(3,954,473)	(4,098,494)
Research and development expenses	(1,217,052)	(971,809)
Impairment of goodwill, intangible assets and other long-lived assets	(28,191)	(36,397)
Total operating expenses	(8,870,661)	(8,612,163)
Income from operations	1,650,021	2,026,973

24. SEGMENT INFORMATION (CONTINUED)

(b) Segments data (continued)

The Group does not allocate assets to segments as the CODM does not evaluate the performance of segments using asset information.

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group's consolidated net sales for the six months ended June 30, 2025 and 2024.

25. NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Six Months Ended June 30,	
	2025	2024
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net income attributable to KE Holdings Inc.	**2,156,838**	2,323,835
Net income attributable to KE Holdings Inc.'s ordinary shareholders	**2,156,838**	2,323,835

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

25. NET INCOME PER SHARE (continued)

	For the Six Months Ended June 30,	
	2025	2024
	(RMB in thousands, except for share and per share data)	
Denominator:		
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,359,945,551	3,422,928,331
Adjustments for dilutive share options	6,250,846	9,049,079
Adjustments for dilutive restricted shares	118,691,325	98,366,372
Adjustments for dilutive restricted share units	29,761,996	3,215,206
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,514,649,718	3,533,558,988
Net income per share attributable to ordinary shareholders:		
– Basic	0.64	0.68
– Diluted	0.61	0.66

26. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the six months ended June 30, 2025 and 2024, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group which management or operating policies significantly influenced by a director and/or a principal shareholder of the Company
IFM Investments Limited ("IFM")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent Holdings Limited, its subsidiaries and its controlled affiliated entities ("Tencent")	Principal owner of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. ("Suofeiya Shengdu")	An affiliate company of the Group

26. RELATED PARTY TRANSACTIONS (continued)

Yuanjing Mingde was a group which management or operating policies significantly influenced by a director and/or a principal shareholder of the Company. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and the principal shareholder of the Company ceased to be a shareholder of Yuanjing Mingde from November 25, 2024. Transactions between the Group and Yuanjing Mingde before November 25, 2024 are disclosed as related party transactions.

(i) The Group entered into the following transactions with related parties:

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Commission support services provided to brokerage firms	202,364	247,518
Platform services provided to IFM	46,999	45,947
Online marketing services provided to Ziroom	16,505	31,394
Agency services provided to Ziroom	5,393	13,676
Platform and franchise services provided to brokerage firms	5,268	14,866
Agency services provided to Yuanjing Mingde	–	1,639
Operating lease income from Suofeiya Shengdu	1,817	1,566
Others	113	3,637
Total	**278,459**	360,243

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charged for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's franchise brands such as Deyou.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Agency services refer to services to facilitate home sales or leases. Agency services commission was recognized upon the completion of contracts between referred customers and the related parties stated above.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

26. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
	(in thousands)	
Purchase services and goods from related parties		
Referral services from brokerage firms	190,598	279,753
Technical services and online marketing from Tencent	115,088	82,151
Purchase of home furnishing from Suofeiya Shengdu	24,498	67,328
Rental and property management services from Yuanjing Mingde	–	5,140
Referral services from IFM	3,867	2,296
Purchase of services and renovation from Ziroom	4,323	2,809
Others	629	3,894
Total	**339,003**	443,371

Referral services provided by related parties mainly refer to customer referrals from related parties.

Technical services and online marketing mainly refer to the cloud, marketing and promotion services provided by Tencent.

Services from Ziroom including referral, cleaning and maintenance services as well as renovation provided by Ziroom.

Rental and property management services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

26. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2025 RMB (in thousands)	2024 RMB
Other income, net		
Interest income from loans provided to IFM	**848**	2,187
Interest income from loans provided to others	**5,841**	804
Total	**6,689**	2,991

	For the Six Months Ended June 30,	
	2025 RMB (in thousands)	2024 RMB
Operating lease cost related to lease with related parties		
Operating lease cost related to lease with Yuanjing Mingde	**–**	6,050
Operating lease cost related to lease with brokerage firms	**21**	21
Total	**21**	6,071

	For the Six Months Ended June 30,	
	2025 RMB (in thousands)	2024 RMB
Operating lease income from related parties		
Operating lease income from Suofeiya Shengdu	**1,817**	1,566
Total	**1,817**	1,566

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(ii) As of June 30, 2025 and December 31, 2024, the Group had the following balances with related parties:

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	340,034	337,752
IFM	4,754	4,170
Tencent	3,087	3,115
Brokerage firms	20,108	20,074
Others	20,979	14,107
Total	**388,962**	379,218
Amounts due to related parties		
Tencent	64,395	52,645
Ziroom	33,674	27,940
IFM	44,150	39,252
Brokerage firms	233,021	271,125
Others	44,511	484
Total	**419,751**	391,446

As of June 30, 2025 and December 31, 2024, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(ii) As of June 30, 2025 and December 31, 2024, the Group had the following balances with related parties: (continued)

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Loan receivables from related parties		
Short-term loans to IFM	12,000	10,000
Short-term loans to others (a)	210,989	8,797
Long-term loans to IFM	16,360	22,360
Long-term loans to others (a)	10,111	109,050
Total	**249,460**	150,207

(a) The balance of loans includes loans the Group provided to entities that the Group has significant influence in, net of allowance for credit loss.

(b) As of June 30, 2025, all loan receivables from related parties were non-trade in nature. The interest rates of the loans provided to the related parties stated above range from 0% to 12%, and cash flows resulted from the loans were presented within investing activities in the unaudited interim condensed consolidated statements of cash flows.

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
	(in thousands)	
Operating Leases		
Administrative office leases from brokerage firms	68	7
Total operating lease assets	**68**	7
Operating lease liabilities, current from brokerage firms	40	7
Operating lease liabilities, non-current from brokerage firms	28	–
Total operating lease liabilities	**68**	7

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(iii) On September 5, 2022 Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholders, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. As of December 31, 2024, accumulated donation payment of RMB30 million was made by the Donator. As of June 30, 2025, all Huaqiao Scholarship has been awarded to outstanding students.

27. COMMITMENTS AND CONTINGENCIES

(a) Commitments

Properties under development and construction in progress

As of June 30, 2025, the Group's commitments under existing construction contracts for self-developed properties amounted to RMB449.8 million. The Group expects to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones.

27. COMMITMENTS AND CONTINGENCIES (continued)

(a) Commitments (continued)

Other Commitments

Future minimum payments under other non-cancellable agreements consist of the following as of June 30, 2025:

	As of June 30, 2025 RMB (in thousands)
Operating leases commitments (i)	1,079,490
Capital commitments (ii)	222,051
Investment commitments (iii)	158,100
Purchase of services	1,627
Total	**1,461,268**

	Amounts RMB (in thousands)
Remainder of 2025	318,141
2026	382,655
2027	341,045
2028	227,724
2029	121,338
Thereafter	70,365
Total	**1,461,268**

(i) Operating leases commitments represent the Group's obligations for leasing premises.

(ii) Capital commitments primarily relate to commitment on construction of office buildings.

(iii) Investment commitments primarily relate to capital contributions obligation under certain arrangements.

27. COMMITMENTS AND CONTINGENCIES (continued)

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). On April 5, 2025, the parties reached a settlement in principle, subject to final documentation and court approval. On April 24, 2025, the court stayed all pending deadlines in the case pending submission of a motion for preliminary approval of the settlement or a motion to lift the stay. The Company has accrued for the potential damages in connection with this case as of June 30, 2025.

28. DIVIDENDS

In March 2025, the Group's Board of Directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out in April 2025, which funded by surplus cash on the Company's balance sheet.

In March 2024, the Group's Board of Directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out in April 2024, which funded by surplus cash on the Company's balance sheet.

29. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the unaudited interim condensed consolidated financial information is issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited interim condensed consolidated financial information other than as discussed below.

On August 26, 2025, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statement of comprehensive income data

	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
	For the Six Months Ended June 30, 2025							
		IFRS adjustments						
					(in thousands)			
Revenues								
Home rental services	10,762,400	–	–	(6,284,512)	–	–	–	4,477,888
Cost								
Cost of revenues	(38,818,301)	–	(8,228)	5,903,989	13,668	–	–	(32,908,872)
Sales and marketing expenses	(3,670,945)	–	–	28,350	5,023	–	–	(3,637,572)
General and administrative expenses	(3,954,473)	–	–	22,589	85,468	–	–	(3,846,416)
Research and development expenses	(1,217,052)	–	–	–	(3,103)	–	–	(1,220,155)
Interest income, net	492,508	–	–	(280,015)	–	–	–	212,493
Fair value changes in investments, net	222,226	–	–	–	–	–	45	222,271
Impairment loss for equity investments accounted for using measurement alternative	(1,214)	–	–	–	–	–	1,214	–
Other income, net	767,999	–	–	1,131,594	–	–	(2,199)	1,897,394
Income before income tax expense	3,100,909	–	(8,228)	521,995	101,056	–	(940)	3,714,792
Income tax expense	(938,942)	–	2,057	8,408	–	–	–	(928,477)
Net income	2,161,967	–	(6,171)	530,403	101,056	–	(940)	2,786,315
Net income attributable to KE Holdings Inc.	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186
Net income attributable to KE Holdings Inc.'s ordinary shareholders	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated statement of comprehensive income data (continued)

	For the Six Months Ended June 30, 2024							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Revenues								
Home rental services	5,812,743	–	–	(2,162,443)	–	–	–	3,650,300
Cost								
Cost of revenues	(29,108,608)	–	1,185	1,916,559	4,786	–	–	(27,186,078)
Sales and marketing expenses	(3,505,463)	–	–	20,129	(2,561)	–	–	(3,487,895)
General and administrative expenses	(4,098,494)	–	–	12,775	198,479	–	–	(3,887,240)
Research and development expenses	(971,809)	–	–	–	8,650	–	–	(963,159)
Interest income, net	666,253	–	–	(45,928)	–	–	–	620,325
Fair value changes in investments, net	78,288	–	–	–	–	–	(14,826)	63,462
Impairment loss for equity investments accounted for using measurement alternative	(8,049)	–	–	–	–	–	8,049	–
Other income, net	901,610	–	–	820,238	–	–	(6,478)	1,715,370
Income before income tax expense	3,588,315	–	1,185	561,330	209,354	–	(13,255)	4,346,929
Income tax expense	(1,255,789)	–	(209)	(28,850)	–	–	–	(1,284,848)
Net income	2,332,526	–	976	532,480	209,354	–	(13,255)	3,062,081
Net income attributable to KE Holdings Inc.	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390
Net income attributable to KE Holdings Inc.'s ordinary shareholders	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data

	As of June 30, 2025							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	1,930,095	–	–	–	–	–	–	1,930,095
Lease receivables	–	–	–	6,676,877	–	–	–	6,676,877
Right-of-use assets	23,126,982	–	–	(6,940,337)	–	–	–	16,186,645
Long-term investments, net	23,458,114	–	–	–	–	–	4,237	23,462,351
Other non-current assets	1,367,607	–	(3,782)	23,868	–	–	–	1,387,693
Total assets	123,691,043	–	(3,782)	(239,592)	–	–	4,237	123,451,906
Accrued expenses and other current liabilities	7,429,911	–	(15,131)	(1,183,731)	–	–	–	6,231,049
Other Non-current liabilities	2,367	–	–	17,082	–	–	–	19,449
Total liabilities	54,851,358	–	(15,131)	(1,166,649)	–	–	–	53,669,578
Additional paid-in capital	68,167,608	29,811,702	–	–	968,152	45,338	–	98,992,800
Accumulated other comprehensive income	538,097	241,343	–	–	–	–	–	779,440
Retained Earnings/(Accumulated Deficit)	432,957	(30,053,045)	11,349	927,057	(968,152)	(45,338)	4,237	(29,690,935)
Total shareholders' equity	68,839,685	–	11,349	927,057	–	–	4,237	69,782,328

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

	As of December 31, 2024							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	2,835,527	–	–	–	–	–	–	2,835,527
Lease receivables	–	–	–	7,802,319	–	–	–	7,802,319
Right-of-use assets	23,366,879	–	–	(7,565,950)	–	–	–	15,800,929
Long-term investments, net	23,790,106	–	–	–	–	–	5,177	23,795,283
Other non-current assets	1,222,277	–	(5,840)	23,250	–	–	–	1,239,687
Total assets	133,149,283	–	(5,840)	259,619	–	–	5,177	133,408,239
Accrued expenses and other current liabilities	7,268,505	–	(23,360)	(161,904)	–	–	–	7,083,241
Other Non-current liabilities	2,563	–	–	24,869	–	–	–	27,432
Total liabilities	61,701,288	–	(23,360)	(137,035)	–	–	–	61,540,893
Additional paid-in capital	72,460,562	29,811,702	–	–	1,069,208	45,338	–	103,386,810
Accumulated other comprehensive income	609,112	241,343	–	–	–	–	–	850,455
Accumulated deficit	(1,723,881)	(30,053,045)	17,520	396,654	(1,069,208)	(45,338)	5,177	(32,472,121)
Total shareholders' equity	71,447,995	–	17,520	396,654	–	–	5,177	71,867,346

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

Notes:

(i)   Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instrument consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)   Provision for credit losses

1)   Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)   Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

Notes: (continued)

(iii)   Lease accounting

1)   Lessor accounting for intermediate party in the sublease transactions

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the lease asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognizes a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)   Lessee accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)   Share-based compensation

1)   Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)   Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)   Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

Notes: (continued)

(v) Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.



GENERAL INFORMATION

(1) RESULTS AND DIVIDEND

The Group's results for the six months ended June 30, 2025 and the state of affairs of the Group as of June 30, 2025 are set out in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income, unaudited interim condensed consolidated statements of changes in shareholders' equity, unaudited interim condensed consolidated statements of cash flows and the accompanying notes on pages 19 to 85.

The Board did not recommend the distribution of any interim dividend for the Reporting Period (for the six months ended June 30, 2024: Nil).

(2) PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025 (the "**Existing Share Repurchase Program**"). On August 26, 2025, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028 (the "**Extended Share Repurchase Program**," and together with the Existing Share Repurchase Program, the "**Share Repurchase Program**"). In the annual general meeting (the "**AGM**") held on June 27, 2025, the Shareholders have approved to grant the Board a general unconditional mandate to purchase the Company's own Shares (the "**2025 Share Repurchase Mandate**") which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will further seek for general unconditional mandate for repurchase from the Shareholders at each of the next three AGMs to be held in the forthcoming years to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 20,927,106 ADSs (representing 62,781,318 Class A ordinary shares) on the NYSE at an aggregate consideration of US$393,658,411.08. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

| Month of Repurchase | Number and Method of Repurchased Shares | Price Paid per Share | | Aggregate Consideration |
		Highest Price Paid (US$)	Lowest Price Paid (US$)	(US$)
January 2025	13,232,073 on the NYSE	6.14	5.35	74,998,992.12
March 2025	9,269,895 on the NYSE	7.33	6.65	64,425,320.99
April 2025	10,323,393 on the NYSE	7.33	5.68	66,209,561.78
May 2025	13,399,839 on the NYSE	7.08	6.01	85,494,348.35
June 2025	16,556,118 on the NYSE	6.49	5.88	102,530,187.85
Total	**62,781,318 on the NYSE**			**393,658,411.08**

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

A total of 62,781,318 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 29,955,957 Class A ordinary shares represented by ADSs repurchased in May and June 2025 and cancelled in July 2025. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 2,501,437 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 1,744,517 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 756,920 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 62,781,318 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 2,501,437 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 60,279,881.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares (has the meaning ascribed to it under the Listing Rules)) during the Reporting Period.

GENERAL INFORMATION

(3) DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of June 30, 2025, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and underlying Shares of the Company have been disclosed in "General Information – (4) Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) Interest in the Shares and Underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[6] (%)	Approximate Percentage of Shareholding in the Total Issued Share Capital[7] (%)
Wangang Xu[1]	Beneficial owner	Class A ordinary share	7,177,120	0.21%	0.20%
	Founder of a discretionary Trust		8,886,955	0.26%	0.25%
	Interest in controlled corporation		4,075,188	0.12%	0.11%
Tao Xu[2]	Beneficial owner	Class A ordinary share	163,708	0.00%	0.00%
	Interest in controlled corporation		750,000	0.02%	0.02%
	Founder of a discretionary Trust		3,386,292	0.10%	0.09%
Xiaohong Chen[3]	Interest in controlled corporation	Class A ordinary share	14,844,735	0.43%	0.41%
	Beneficial owner		150,756	0.00%	0.00%
Hansong Zhu[4]	Beneficial owner	Class A ordinary share	49,758	0.00%	0.00%
Jun Wu[5]	Beneficial owner	Class A ordinary share	44,760	0.00%	0.00%

Notes:

(1) 7,177,120 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 8,886,955 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 8,886,955 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 4,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2) 163,708 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,386,292 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu (as the settlor). Accordingly, Mr. Tao Xu is deemed to be interested in 3,386,292 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(3) 5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 150,756 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares) granted to her, RSUs of 11,698 ADSs (representing 35,094 Class A ordinary shares) and 34,899 ADSs (representing 104,697 Class A ordinary shares) directly held by her.

(4) 49,758 Class A ordinary shares beneficially owned by Mr. Hansong Zhu include RSUs of 5,014 ADSs (representing 15,042 Class A ordinary shares) and 11,572 ADSs (representing 34,716 Class A ordinary shares) directly held by him.

(5) 44,760 Class A ordinary shares beneficially owned by Mr. Jun Wu include RSUs of 3,874 ADSs (representing 11,622 Class A ordinary shares) and 11,046 ADSs (representing 33,138 Class A ordinary shares) directly held by him.

(6) The calculation is based on the total number of 3,458,896,856 Class A ordinary shares issued as of June 30, 2025 (including 115,557,384 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(7) The calculation is based on the total number of 3,458,896,856 Class A ordinary shares (including 115,557,384 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 143,263,221 Class B ordinary shares issued as of June 30, 2025.

(B) Interests in the Shares of Associated Corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest in controlled corporation	3.35%
	Yigang Shan	Beneficial owner	2.45%
		Interest in controlled corporation	8.82%
	Wangang Xu	Beneficial owner	1.14%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest in controlled corporation	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%
Runizhishi	Yongdong Peng	Beneficial owner	50.00%

Save as disclosed above and in the subsection headed “Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company” below, as of June 30, 2025, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

GENERAL INFORMATION

(4) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2025 and far as the Company is aware, the following persons, had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%)
Class A ordinary shares				
Cantrust[1]	849,601,280	Trustee	Long position	24.56%
Grain Bud[1]	849,601,280	Interest in controlled corporation	Long position	24.56%
Propitious Global[1]	849,601,280	Beneficial owner	Long position	24.56%
Mrs. Zuo[1]	849,601,280	Others	Long position	24.56%
	38,460	Interest in controlled corporation	Long position	0.00%
Baihui Partnership[1]	849,601,280	Interest in controlled corporation	Long position	24.56%
Ample Platinum Holdings Limited[1]	849,601,280	Interest in controlled corporation	Long position	24.56%
Yongdong Peng[2]	82,027,879	Founder of a discretionary trust	Long position	2.37%
	849,601,280	Interest in controlled corporation	Long position	24.56%
Yigang Shan[3]	54,665,155	Founder of a discretionary trust	Long position	1.58%
	849,601,280	Interest in controlled corporation	Long position	24.56%
Tencent Holdings Limited[4]	335,155,343	Interest in controlled corporation	Long position	9.69%
Tencent Mobility Limited[4]	245,499,801	Beneficial owner	Long position	7.10%
JPMorgan Chase & Co.[5]	43,137,083	Beneficial owner	Long position	1.25%
	36,462,766		Short position	1.05%
	50,356,149	Investment manager	Long position	1.46%
	5,037,422	Person having a security interest in shares	Long position	0.15%
	12,990	Trustee	Long position	0.00%
	115,439,482	Approved lending agent	Long position	3.34%

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%)
Class B ordinary shares				
Yongdong Peng[6]	99,912,646	Founder of a discretionary trust	Long position	69.74%
ARK Trust (Hong Kong) Limited[6]	99,912,646	Interest in controlled corporation	Long position	69.74%
Data Bliss Limited[6]	99,912,646	Interest in controlled corporation	Long position	69.74%
Ever Orient International Limited[6]	99,912,646	Beneficial owner	Long position	69.74%
Yigang Shan[7]	43,350,575	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[7]	43,350,575	Interest in controlled corporation	Long position	30.26%
Sapient Rich Holdings Limited[7]	43,350,575	Interest in controlled corporation	Long position	30.26%
Clover Rich Limited[7]	43,350,575	Beneficial owner	Long position	30.26%

Notes:

(1) Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 849,601,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited. 12,820 ADSs (representing 38,460 Class A ordinary shares) were held by Oxygen Element Limited, which is wholly owned by Mrs. Zuo.

(2) 82,027,879 Class A ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3) 54,665,155 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4) Tencent Holdings Limited was interested in 335,155,343 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5) JPMorgan Chase & Co. had long position of 213,983,126 Class A ordinary shares, short position of 36,462,766 Class A ordinary shares and lending pool of 115,439,482 Class A ordinary shares through its various subsidiaries or entities controlled by it.

GENERAL INFORMATION

(6)   99,912,646 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(7)   43,350,575 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

(8)   The calculation is based on the total number of 3,458,896,856 Class A ordinary shares (including 115,557,384 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 143,263,221 Class B ordinary shares issued as of June 30, 2025, respectively.

As of June 30, 2025, The Bank of New York Mellon Corporation had long position in 1,144,948,396 Class A ordinary shares represented by ADSs, short position in 1,136,608,134 Class A ordinary shares represented by ADSs, and lending pool of 6,853,968 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of June 30, 2025, no other person had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

(5) COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Seconded Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code during the Reporting Period and up to the Latest Practicable Date.

(6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Directors are encouraged to participate actively in all Board and committee meetings of which they are members, and the Chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

(7) BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules, is the chairman of the Audit Committee.

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2025.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and reviewing and/or approving matters relating to share schemes.

During the Reporting Period, the Compensation Committee (i) reviewed and discussed the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based compensation plans, and reviewed and discussed such plans in light of the goals and objectives of such plans; (ii) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of an independent non-executive Director; and (iii) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to an independent non-executive Director pursuant to his director service agreement and award agreement entered into between the Company and such Director. For details of the share incentives granted to employees and directors of any member of the Group who the Compensation Committee considers during the Reporting Period, please refer to the subsection headed "(10) The Share Incentive Plans."

The vesting of the RSUs granted to the independent non-executive Director, Mr. Jun Wu, during the Reporting Period (the "**Director Grant**") was not subject to any performance targets. The Compensation Committee was of the view that it was not necessary to set performance targets for the Director Grant because it (i) forms part of the remuneration package of Mr. Jun Wu; (ii) was in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) was subject to clawback mechanisms.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the Reporting Period.

Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of ESG related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the WVR structure of the Company.

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period:

(i)   reviewing the Company's compliance with the code provisions set out in the CG Code and the deviation from Code Provision C.2.1 of part 2 the CG Code;

(ii)   reviewing and approving the Company's 2024 corporate governance report, 2024 ESG report, and the disclosures under the heading "Board Practices" and "Cybersecurity" included in the Company's annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC;



(iii) developing, reviewing and monitoring the Company's policies and practices on corporate governance and code of conduct and compliance manual applicable to employees and the Directors;

(iv) reviewing and evaluating the ESG-related policies;

(v) reviewing and monitoring the training and continuous professional development of Directors and senior management;

(vi) reviewing the Company's compliance with the relevant laws and regulations that have a significant impact on the Group in all material respects;

(vii) seeking to ensure the communication between the Company and its Shareholders are effective and satisfactory;

(viii) confirming to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries and the potential risks related to the WVR structure, including the connected transactions between the Group and the WVR Beneficiaries, in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole during the year ended December 31, 2024;

(ix) confirming that (a) the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2024; (b) no matter under Rule 8A.17 of the Listing Rules has occurred throughout the year ended December 31, 2024; and (c) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules for the year ended December 31, 2024;

(x) recommending the Board to retain the services of the compliance advisor of the Company;

(xi) reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference, discussing and evaluating whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope; and

(xii) approving the workforce diversity policy.

(8) REVIEW OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited interim condensed consolidated financial information, including reconciliation between U.S. GAAP and IFRS, of the Group for the six months ended June 30, 2025 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 — "Review of interim financial information performed by the independent auditor of the entity." The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2025 have also been reviewed by the Audit Committee.

(9) WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's weighted voting rights structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promote the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.



GENERAL INFORMATION

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of issued share capital[1]	Approximate percentage of voting rights[1][2]
Yongdong Peng[3]	82,858,764	99,081,761	5.1%	22.1%
Yigang Shan[4]	55,025,664	42,990,066	2.7%	10.0%
Total	**137,884,428**	**142,071,827**	**7.8%**	**32.1%**

Notes:

(1)   The calculation is based on the total number of 3,430,132,293 Class A ordinary shares and 142,071,827 Class B ordinary shares issued as of the Latest Practicable Date.

(2)   On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 849,601,280 Class A ordinary shares held by Propitious Global.

(3)   99,081,761 Class B ordinary shares and 82,858,764 Class A ordinary shares are held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(4)   42,990,066 Class B ordinary shares and 55,025,664 Class A ordinary shares are held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 142,071,827 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 142,071,827, representing approximately 4.1% of the total number of issued Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv) when the Class B ordinary shares have been converted to Class A ordinary shares;

(v) neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi) a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

(10) THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 9.80% of the total issued Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further options under the 2018 Share Option Plan has been or will be granted after the Listing Date.

GENERAL INFORMATION

Remaining Life

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

Details of the Options Granted under the 2018 Share Option Plan

As of June 30, 2025, the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 12,589,488, representing approximately 0.35% of the total issued Shares of the Company as of June 30, 2025.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2025	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of June 30, 2025	Exercise price per Class A ordinary shares
Director							
Xiaohong Chen	10,965[(1)]	–	–	–	–	10,965[(1)]	US$0.00002
Employees and							
other grantees[(5)]	22,683,222[(2)]	–	10,053,288[(3)]	51,411	–	12,578,523[(4)]	US$0.00002
Total	22,694,187	–	10,053,288	51,411	–	12,589,488	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options have vested upon grant.

(2)   The grant dates were from July 31, 2018 to April 2, 2022. The vesting periods were from one year to nine years.

(3)   The weighted average closing price of the ADSs immediately before the dates of exercise were US$21.04.

(4)   The grant dates were from July 31, 2018 to April 2, 2022. The vesting periods were from one year to nine years.

(5)   Other grantees were former employees.

(6)   The exercise period of the options granted shall commence from the dates on which the relevant options become vested and end on the expiry dates, subject to the terms of the 2018 Share Option Plan and the award agreements signed by the grantees.

As at the beginning and the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2020 Share Incentive Plan**") approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 7.09% of the total issued Shares of the Company as of the Latest Practicable Date. As of June 30, 2025, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Remaining Life

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan

As of June 30, 2025, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 60,790,146, representing approximately 1.69% of the total issued Shares of the Company as of June 30, 2025. The table set out below shows the details of the outstanding RSUs granted to the Directors, service provider and employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period.



GENERAL INFORMATION

	Number of RSUs unvested as of January 1, 2025	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2025	Purchase price per Class A ordinary shares
Director							
Xiaohong Chen	35,094[(1)]	–	–	–	–	35,094[(1)]	nil
Hansong Zhu	15,042[(2)]	–	–	–	–	15,042[(2)]	nil
Jun Wu	15,174[(3)]	11,622[(3)(9)]	15,174[(3)]	–	–	11,622[(3)]	nil
Employees and other grantees[(7)]	84,212,088[(4)(6)]	4,912,851[(5)(6)(9)]	26,378,745[(8)]	2,017,806	–	60,728,388[(4)(6)]	nil
Total	84,277,398	4,924,473	26,393,919	2,017,806	–	60,790,146	nil

Notes:

(1)   For Ms. Xiaohong Chen, 35,094 RSUs were granted on September 3, 2024, which shall fully vest on the first anniversary of the date of grant.

(2)   For Mr. Hansong Zhu, 15,042 RSUs were granted on September 3, 2024, which shall fully vest on the first anniversary of the date of grant.

(3)   For Mr. Jun Wu, 15,174 RSUs were granted on March 26, 2024 and have vested on March 26, 2025. The weighted average closing price of the ADSs immediately before the date on which the 15,174 RSUs have vested was US$20.38. 11,622 RSUs were granted on March 26, 2025, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$20.38.

(4)   The grant dates of the RSUs unvested as of January 1, 2025 were from June 3, 2021 to October 1, 2024. The grant dates of the RSUs unvested as of June 30, 2025 were from June 3, 2021 to April 1, 2025.

(5)   The grant dates were from January 1, 2025 to April 1, 2025. The closing prices of the ADSs immediately before the dates of grant were from US$18.42 to US$20.09.

(6)   The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(7)   Other grantees were former employees.

(8)   The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$18.72.

(9)   There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 177,550,520 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 174,364,256 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

2022 Share Incentive Plan

Purposes

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to 2022 Share Incentive Plan.

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.52% of the total issued Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Remaining Life

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

Details of the Restricted Shares Granted under the 2022 Share Incentive Plan

Prior to the Listing, the Company granted 71,824,250 restricted Shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted Shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). The Restricted Shares have vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment. As of June 30, 2025, all Restricted Shares were subject to the restrictions.

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

GENERAL INFORMATION

Save as disclosed above, no restricted Shares or other Awards had been granted to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period. As at the end of the Reporting Period, there was no outstanding restricted Shares or other awards granted under the 2022 Share Incentive Plan, and no Awards may be further granted under 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in the subsection headed "(10) The Share Incentive Plans" of this interim report, divided by the weighted average number of Shares of the relevant class in issue for the six months ended June 30, 2025 was 0.14%.

On February 26, 2025, the Company issued 30,900,000 Class A ordinary shares at par value of US$0.00002 per Share which were registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

(11) SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

(12) DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the disclosure made in the 2024 annual report of the Company and up to the Latest Practicable Date:

Each of Mr. Jeffrey Zhaohui Li and Ms. Xiaohong Chen retired and was re-elected as a Director at the AGM held on June 27, 2025, whose length of service is three years. During the Reporting Period and up to the Latest Practicable Date, each of the Directors has entered into a director service agreement with the Company to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous director service agreement. There is no change to their emoluments.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

(13) MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiff in this putative securities class action based its allegations mainly on the allegations in the report. Plaintiff alleged, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10 (b) and 20 (a) of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"), and Rule 10b-5 promulgated thereunder and Section 11, Section 12 (a) (2) and Section 15 of the U.S. Securities Act of 1933 (the "**Securities Act**"). On February 26, 2024, the Court granted in part and denied in part defendants' motion to dismiss, and plaintiff was granted leave to replead to address the complaint's deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company's platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. On April 15, 2025, the parties notified the Court that they had reached a settlement in principle and requested a stay of all current deadlines pending the submission of the motion for preliminary approval of the settlement. On September 8, 2025, the parties executed a stipulation of settlement that resolves this action for US$4.95 million. The settlement, which is subject to a number of conditions including court approval, does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The Company denies any allegations of fault, liability, wrongdoing, or damages. The Company entered into the settlement to avoid the cost and disruption of further litigation. On September 9, plaintiff moved for preliminary approval of the settlement. There can be no assurance that the settlement will be approved by the Court on the terms to which the parties currently agreed or at all. If the settlement fails and the litigation continues, we are unable to estimate the potential loss or damages, if any, associated with the resolution of this action.

Saved as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2025, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

GENERAL INFORMATION

(14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no other important events affecting the Group occurred since June 30, 2025 and up to the Latest Practicable Date.

(15) SAFE HARBOR STATEMENT

This interim report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the business outlook in this interim report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this interim report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

(16) APPROVAL OF THE INTERIM REPORT

The interim report and the unaudited interim results of the Group for the six months ended June 30, 2025 were approved and authorized for issue by the Board on August 26, 2025.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Wangang Xu (徐萬剛) *(Vice Chairman of the Board)*
Tao Xu (徐濤)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Siting Li (李思婷)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORIZED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:
Freshfields
55th Floor, One Island East
Taikoo Place,
Quarry Bay
Hong Kong

As to U.S. law:
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 2602, 26/F, Golden Centre
188 Des Voeux Road Central
Sheung Wan
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor
   Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

This interim report has been posted in both the English and Chinese languages on the website of the Company at investors.ke.com and Hong Kong Stock Exchange at www.hkexnews.hk. A printed version of this interim report is available on request from the Company and the Company's Hong Kong Share Registrar free of charge.

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or Compensation Committee
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or any committee(s) authorized by the Board
"ADS(s)"	American depositary shares, each of which represents three Class A ordinary shares
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation(s)"	has the meaning ascribed to it under the Part XV of the SFO
"Audit Committee"	the audit committee of the Board
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as of the Latest Practicable Date, each of Yongdong Peng and Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement
"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date



DEFINITIONS

"Beijing Beijia"	Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date
"Beijing Lianjia"	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date
"Beike," "Group," "our Group," "the Group," "we," "us," or "our"	the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Board"	the board of Directors of the Company
"Cantrust"	Cantrust (Far East) Limited, a company incorporated in British Virgin Islands, a professional trustee appointed by Mr. Zuo to act as the trustee of the Z&Z Trust
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this interim report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

"Company" "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities we control through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Controlling Shareholders"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Yongdong Peng and Yigang Shan as a group of controlling shareholders of the Company
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	September 16, 2025, being the latest practicable date for ascertaining the contents set out in this interim report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* Platform
"Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange

DEFINITIONS

"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Main Board"	the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the six months ended June 30, 2025
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company

"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RSU(s)"	restricted share units
"Runizhishi"	Runizhishi (Beijing) Technology Co., Ltd. (如你之視(北京)科技有限公司), a limited liability company established under the laws of the PRC on March 2, 2022 and a VIE as of the Latest Practicable Date
"SEC"	United States Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Share Incentive Plans"	the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan
"subsidiary(ies)"	has the meaning set out in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"U.S. dollar(s)," "US$" or "USD"	U.S. Dollars, the lawful currency of the U.S.
"U.S. GAAP"	accounting principles generally accepted in the United States
"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia, Beijing Beihao, Runizhishi and Runikeshi (Beijing) Technology Co., Ltd. (如你可視(北京)科技有限公司)

DEFINITIONS

"WVR" or "weighted voting right"   weighted voting right, has the meaning ascribed to it under the Hong Kong Listing Rules

"WVR Beneficiary(ies)"   has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date

"WVR structure"   has the meaning ascribed to it under the Hong Kong Listing Rules

"Yiju Taihe"   Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date

"Z&Z Trust"   a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo

"%"   per cent

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organizations, institutions or enterprises established in China and their English translations, the Chinese version shall prevail.